8/19.



03029386

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Foschini Limited

*CURRENT ADDRESS

**FORMER NAME



**NEW ADDRESS

FILE NO. 82- 4044 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 8/20/03

FOSCHINI

ANNUAL REPORT 2003

FOSCHINI LIMITED



CONTENTS

2 Corporate Profile

3 Financial Highlights

4 Five Yearly Review 1977 – 2003

5 Chairman and Managing Director's Report

8 Corporate Governance

10 Corporate Citizenship Report

12 Administration

13 Directorate

15 Corporate Structure

16 Group Statistics

18 Review of Operations

36 Value Added Statement

37 Shareholders

38 Share Performance

38 Financial Calendar

39 Board of Directors' Approval

39 Company Secretary's Certificate

39 Auditors' Report

ANNUAL FINANCIAL STATEMENTS

40 Directors' Report

41 Group Income Statement

42 Group Balance Sheet

43 Group Statement of Changes In Equity

44 Group Cash Flow Statement

45 Notes to the Financial Statements

59 Foschini Ltd

61 Subsidiary Companies

62 Notice to Shareholders

Proxy Form – perforated page inside back cover









The Group

Foschini Limited is an investment holding company whose subsidiaries, through their operating divisions

- Foschini, branded as Foschini, Donna Claire and Fashion Express;
- Markhams, branded as Markhams and RJL;
- Exact!;
- The Sports Division, branded as Sport Scene and Totalsports;
- TFG Apparel Supply Company;
- The Jewellery Division, branded as American Swiss and Sterns;
- Financial Services, comprising Retail Credit Solutions, RCS Private Label Cards and RCS Personal Finance; and
- @home

retail clothing, jewellery, accessories, cosmetics, sporting apparel and home wares to the broad, middle-income group throughout Southern Africa, mainly as a credit retailer. The ratio of cash sales to total turnover approximates 29%. The financial services division also offers pre-approved loans to the group's better customers, and credit to customers of merchants outside of the group.

History

The company, which commenced trading in 1924, has been listed on the JSE Securities Exchange since 1 January 1941 and is regarded as one of the foremost independent chain store groups in the country. The company's success is strongly driven by its desire to provide the right merchandise to the respective target markets of all its trading divisions, and its skill in achieving this objective has resulted in a successful track record. The Foschini group is confident that teamwork coupled with professionalism in all aspects of retailing will continue to be the foundation for the future.

Mission

The group's mission is to retain leadership in cost-effective and profitable retail operations and to achieve significant growth through employee contribution, innovative differentiation, new business development, acquisition and aggressive expansion, including expansion across borders.

Values

Its values are:

- the maintenance of its integrity by being honest, open and ethical in all its dealings;
- a commitment to providing 'exceeding service' to customers, and giving them value for money;
- the treatment of people with dignity and respect, ensuring a supportive and encouraging environment;
- the belief in equal opportunity and development for all, and fair reward to people according to responsibility, effort and performance;
- the commitment to a self-critical professionalism, with visible and consistent standards and a constant search for performance improvement.


BOTSWANA
6
R9M
NAMIBIA
35
R107M
LIMPOPO
99
R265M
MPUMALANGA
94
R221M
NORTHWEST PROVINCE
36
R101M
GAUTENG
300
R1258M
4
R6M
KWAZULU-NATAL
141
R461M
NORTHERN CAPE
76
R193M
FREE STATE
63
R130M
EASTERN CAPE
97
R301M
WESTERN CAPE
237
R837M
• Number of Stores: 1 188
• Turnover: R3 881m



FINANCIAL HIGHLIGHTS

Retail turnover (Rm)	18,0	**3 880,6**	10,4	3 289,9	2 980,5
Operating income (Rm)	67,0	**582,0**	71,9	348,5	202,7
Income before taxation (Rm)	81,5	**513,2**	80,8	282,8	156,4
Net income attributable to ordinary shareholders (Rm)	79,8	**359,5**	72,3	199,9	116,0
Total shareholders' interest (Rm)	13,5	**2 077,0**	3,1	1 830,1	1 775,1
Earnings per ordinary share * (cents)	84,5	**159,8**	77,5	86,6	48,8
Headline earnings per ordinary share * (cents)	84,5	**162,2**	75,4	87,9	50,1
Tangible net asset value per ordinary share ** (cents)	14,2	**917,6**	9,8	803,2	731,5
Dividend per share (cents)	80,6	**56,0**	72,2	31,0	18,0

* based on the weighted average number of shares in issue

** based on the net actual number of shares in issue

2003
Retail Turnover



2002
Retail Turnover



2001
Retail Turnover



		2003	2002	2001
	Foschini	**1 641,8**	1 398,9	1 353,5
2	Markhams	**693,8**	604,4	543,3
3	Exact!	**357,5**	300,5	256,4
4	Sports Division	**503,6**	410,2	328,5
5	Jewellery	**564,6**	528,0	491,5
6	@home	**119,1**	46,4	–
7	Sundry	**0,2**	1,5	7,3
		3 880,6	3 289,9	2 980,5

FIVE YEARLY REVIEW 1977 – 2003

Total Shareholders' Interest
Millions of Rands



2200
2000
1800
1600
1400
1200
1000
800
600
400
200
0
23
53
112
446
1349
2077
1977
1982
1987
1993
1998
2003

Retail Turnover
Millions of Rands



3300
3000
2700
2400
2100
1800
1500
1200
900
600
300
0
88
229
407
1161
2399
3881
1977
1982
1987
1993
1998
2003

Earnings per Ordinary Share*
Cents



180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0
2,3
7,0
14,7
44,6
82,7
159,8
1977
1982
1987
1993
1998
2003

Attributable Earnings
Millions of Rands



400
350
300
250
200
150
100
50
0
5,1
15,5
32,3
103,3
191,6
359,5
1977
1982
1987
1993
1998
2003

Number of Stores



1400
1200
1000
800
600
400
200
0
425
563
609
713
1013
1188

* Comparative figures have been restated in terms of the increased number of shares in issue resulting from sub-divisions and capitalisation issues. Where applicable, earning are shown before extraordinary/exceptional items.

From 2000 earnings are based on the weighted average number of shares in issue.

CHAIRMAN AND MANAGING DIRECTOR'S REPORT




Left:
Eliot Osrin
(Chairman)

Right:
Dennis Polak
(Managing Director)

Strategic Overview

It is with pleasure that we report to shareholders on a year of unprecedented growth in the Foschini group.

You may recall that following the disappointing performance of the group in the 2001 financial year, a strategic plan was adopted to restore the group on its growth path and to maximise value for shareholders.

The strategy was clear: we needed to better understand our customers' needs, the merchandise offering had to be improved, the level of markdowns substantially reduced, costs had to be contained, margins needed to be enhanced and ultimately the sales per square metre had to be improved.

We have been unwavering in the implementation of our strategy and have not deviated from our course, although we have been responsive to changes in the market and in the retail sector specifically. The benefit of these strategies is apparent, and in many cases well ahead of schedule. The pace at which these strategies have come to fruition is a credit to the people of Foschini.

Trading Environment

While from the outset we approached the year with optimism, it was also with some degree of caution, as the rapid devaluation of the Rand in late 2001 and early 2002 had a marked impact on inflation and there was no way of knowing how this would affect consumer spending during the year.

On the one hand, trading conditions, particularly in the first half of the year, were boosted by the reduction in personal tax rates announced in the Budget, while on the other hand, the impact of the successive interest rate hikes during the year made trading more difficult in the second half of the year.

Despite the pressures of the interest rate burden and food price inflation, consumers remained in a better position than the market had expected and this translated into buoyant Christmas sales for the group.

Financial Performance

The group improved on the strong financial performance of the previous year, posting record levels of growth. Sales grew by 18% to R3,9 billion while the gross margin improved to 41,2%, resulting in a massive 81,4% increase in net operating income to R518,5 million.

A feature of the trading results is the decline in the level of markdowns across all divisions, which had a positive impact on the group's profitability.

Headline earnings per ordinary share rose by 84,5% to 162,2 cents per share, from 87,9 cents. Shareholders will note that this is the highest headline earnings figure ever achieved by the group, being 62% higher than our previously recorded high of 100,1 cents per share in the year ended March 2000.

The group's trading margin increased strongly from 10,1% to 14,5%.

In line with the group's dividend practice, cover has been maintained at 2,7 times. A final dividend of 32 cents per share has been declared, resulting in a total dividend of 56 cents per share for the year. This represents an increase of 80,6% on the previous year's dividend of 31 cents per share.

The group's balance sheet continues to strengthen, with the gearing ratio reducing from last year's 17,1 to 8,6 as a result of the strong cash flows. Cash generated by operating activities amounted to R455,4 million - an increase of R91 million over last year – and this led to total borrowings at the end of the year being reduced by R133 million.

Trading Performance

It is pleasing to report that all divisions performed beyond expectations and above the inflation rate for the retail industry, at the same time gaining market share in a highly competitive trading environment.

The sales performance for the year was as follows:

	No. of stores	Sales Rm	% Change
Foschini Stores	338	1 641,8	17,4
Markhams	207	693,8	14,8
Exact!	171	357,5	18,9
Sports Division	153	503,6	22,8
Jewellery Division	304	564,6	6,9
@home	15	119,1	156,7

Total same store sales for the year grew by 15,2%, with the apparel category increasing by 17,3%, cosmetics by 24,8%, jewellery by 4,6% and cell phones by 16,4%.









At year-end the group was trading out of 1 188 stores, with 38 new stores being opened and 35 under-performing or poorly located stores being closed. Five stores were opened in Gaberone, Botswana, as part of the group's expansion strategy, while two franchise Foschini stores were opened in Saudi Arabia.

The group's total trading area grew by 1,5% to 317 000 square metres.

While the strategies and performance of our trading divisions are outlined in some detail on pages 18 to 31, we would like to share some of the core issues.

The strategic repositioning and restructuring of the Foschini division, which accounted for 42% of the group's sales, is ahead of schedule and indications are that the new direction is beginning to achieve the desired results. Its improvement during this year has been encouraging, with same store growth of 16,6%.

Markhams, the second highest contributor to group sales at 18%, remains one of the dominant menswear retailers in the country and grew sales by 14,8%, against a much higher base.

The Exact! chain continues to go from strength to strength and build awareness of its range of universal appeal merchandise. Considering that Exact! has only been in existence for less than 5 years, it has made a marked impression on the retail sector. Its relocation strategy into shopping centres continues.

The Sports division, trading as Sport Scene and Totalsports, is one of the leading sports apparel chains in the country, and has grown sales by more than 50% over the past two years, exceeding the R500 million sales mark for the first time.

The jewellery division, comprising American Swiss and Sterns, again grew its market share in a shrinking market. Notwithstanding its growth in turnover of only 6,9% this division managed to grow its operating profit in excess of 20%. This was achieved through improved densities as well as extremely tight control of expenses. This division will continue to rationalise its store portfolio, which will improve sales densities in the future.



The most recent addition to our speciality retail offering, the @home division, is proving highly successful and its outstanding acceptance in the marketplace is reflected in the R119 million turnover generated from just 15 branches in its first full year of trading. The prospects for @home are most encouraging and another 25 stores will be opened in the next few years.

Credit and Financial Services

The group's debtors book totalled R1 313 million at year end, increasing by 15,6% on an 18% growth in sales, which reflects the continued improvement in credit management. The debtors book remains conservatively valued.

Cash sales as a percentage of total sales increased to 29,3% from 28,6%.

RCS Personal Finance, our group's personal loans business, which selectively advances pre-approved loans to qualifying customers, continued with its growth in profitability and contributed a net surplus after minority interest of R37,8 million, compared to last year's R20,5 million.

During the year the group purchased an additional 22,5% of this company for R24,6 million, increasing the group's holding to 85,5%, from 63,0%.

Bad debts remain below 4% of advances and adequate provisions continue to be made on all loans.

The RCS Cards division, which offers credit to customers of merchants outside of the group, although still in its infancy, performed admirably during the year. This division, whilst contributing only R11 million to the operating profit this year, will become a more meaningful contributor to group profits in the future. The RCS Cards debtors book, which is also conservatively valued, amounted to R112,3 million at the year end.

Share Buy Back

A further 2,7 million shares were purchased during the year as part of the group's share buy-back programme which was previously sanctioned by shareholders. Since the programme started in May 2001, a total of 16,9 million shares have been purchased at an average cost of R7,20 per share. This holding represents 7,0% of the group's issued share capital and the shares are being held as treasury stock.

Corporate Governance

Corporate accounting scandals the world over created a renewed awareness of the need for companies to subscribe to exemplary standards of corporate governance. Locally, these principles are embodied in the King II Report and we are totally committed to full compliance with this code of practice. A detailed report appears on pages 8 to 11.

Corporate Citizenship

The King II Report also urges companies to improve disclosure on non-financial issues to enable investors to gain a better understanding of the long-term sustainability of a company. This is often referred to as the triple bottom line, which addresses the social, economic and environmental factors affecting a company. Corporate social investment, human resource practices, stakeholder engagement and environmental awareness are all factors which impact on a company's standing as a good corporate citizen. In a South African context, this would include the critical issues of transformation, empowerment, employment equity, and the management of HIV/AIDS. In line with our commitment to King II, we are reporting on corporate citizenship for the first time this year and our introductory report appears on page 10.

Directorate

Professor Fatima Abrahams was appointed as an independent non-executive director of the board in March 2003 and we look forward to the benefit of her knowledge and counsel. A former Dean of the Faculty of Economic and Management Sciences at the University of the Western Cape, Professor Abrahams holds the degree of Doctor of Commerce and serves on various boards, including Transnet.

Prospects

The anticipated lowering of interest rates later in the year, together with declining inflation and a reduction in fuel prices, is likely to benefit consumer confidence and boost spending patterns.

Group turnover for the first eight weeks of the new financial year is above budget, although as expected growth rates are lower than those experienced in the past year.

The group plans to open in excess of 30 new stores across all divisions in the year ahead while continuing to focus on improving trading densities.

The board and management are confident that, despite the current economic and tougher trading environment, we expect, in the next year, to grow the group's earnings materially, well ahead of inflation.

Thanks

The stellar performance of the Foschini group over the past year reflects the dedication and unwavering commitment of our management and staff. The continued turnaround in the group's fortunes can be attributed to the quality of our people and we extend to them our gratitude for a job well done. Thanks are also due to our fellow directors for their guidance and direction.

To our shareholders, thank you for your support and we trust that your loyalty will be rewarded. Finally, a word of appreciation goes to our suppliers, advisors, corporate stakeholders and customers.

Eliot Osrin
Chairman

Dennis Polak
Group Managing Director

29 May 2003





CORPORATE GOVERNANCE REPORT

The board of directors of Foschini Limited is committed to business integrity, transparency and accountability in all its activities. In support of this commitment, the board subscribes to the highest standards of corporate governance and the ongoing development of best practices.

Foschini fully endorses the principles incorporated in the Code of Corporate Practices and Conduct, as outlined in the second King Report (King II), and the Listing Requirements of the JSE Securities Exchange South Africa.

The group has in all material respects, complied with the King Code and is fully committed to enhancing compliance in future years.

Board of Directors

Foschini has a unitary board structure comprising 10 directors. The 8 non-executive directors are all independent according to the King II definition, with the two executive directors being the managing director and financial director. Detailed information on the directors and their credentials appear on page 13.

The non-executive directors come from diverse backgrounds in commerce and industry. Their collective experience enables them to provide sound, independent and objective judgement in the decision-making process. They contribute to the group's strategy formulation in addition to monitoring the company's performance and its executive management.

The chairman and deputy chairman are both independent non-executive directors. The roles of the chairman, Eliot Osrin, and managing director, Denis Polak, are separate, with a clear division of responsibilities which ensures that no one individual has unfettered powers of decision-making. Both provide leadership and guidance to the company's board, and encourage deliberation on all matters requiring the board's attention, and obtain optimum input from the other directors.

The board retains full responsibility for the strategic direction and control of the group.

Newly appointed directors hold office only until the next annual general meeting, at which time they retire and become eligible for re-election as directors. Each year one third of the existing board are subject to retirement by rotation and eligible for re-election as directors by the shareholders. Directors have no fixed term of employment as directors, and the performance of directors is subject to annual peer review.

The board typically meets quarterly in Cape Town, and further meetings can be scheduled at short notice should circumstances dictate. During the financial year under review, one meeting that had been convened for 27 March 2003, was postponed until 7 April 2003 as a result of availability constraints of the directors.

The board and its committees are timeously supplied with comprehensive information to enable them to effectively discharge their duties. All directors have access to the company secretary as well as to independent professional advice at the company's expense in appropriate circumstances.

Board Committees

The board of directors has delegated specific responsibilities to sub-committees, each with their own terms of reference which define their powers and duties. The sub-committees meet independently and report back to the board through their chairmen. The composition of the board committees is provided on page 13.

The increasingly important role of the board of directors in upholding corporate governance standards necessitates the regular review of the conduct and competence of the board. The nominations committee considers and submits proposals on the composition of the board to ensure that the directors have the required blend of experience, skills and knowledge to guarantee the continued success of the group.

Attracting, retaining and motivating executives of the highest calibre is a major challenge facing the remuneration committee in determining the overall salary structures for senior executives. Responsibilities of the committee include making recommendations to the board on remuneration structures, performance bonuses, conditions of appointment of the managing director, the managing director's remuneration, directors' remuneration and fees, service contracts, senior executive management remuneration and the employee share incentive schemes.

The committee, which met three times during the course of the year, comprises two independent non-executive directors and an external consultant. The managing director and the group human resources director attend by invitation, but recuse themselves upon deliberation of their own remuneration.

The committee is governed by a formal charter that complies with the requirements of King II.

The role of the audit committee is, inter alia:

- to review the effectiveness of the group's systems of internal control, including internal financial control and business risk management, and to ensure that effective internal control systems are maintained;
- to ensure that written representations on internal control are submitted to the board annually by all divisional managing directors/general managers;

(These representations follow consultations with relevant line management and provide assurance on the adequacy and effectiveness of the group's systems of internal control.)

- to monitor and supervise the effective functioning and performance of the internal auditors;
- to evaluate the independence, effectiveness and performance of the external auditors and obtain assurance from the auditors that adequate accounting records are being maintained;
- to ensure that the respective roles and functions of external audit and internal audit are sufficiently clarified and co-ordinated; and
- to review financial statements for proper and complete disclosure of timely, reliable and consistent information and to confirm that the accounting policies used are appropriate.

The committee consists of four independent non-executive directors and meets at least twice a year. Members of executive management, internal audit and the external audit partners and staff attend meetings at the invitation of the committee.

The board is responsible for risk management, while divisional and operational management are accountable to the board for this process.

The group has adopted an ongoing, systematic and documented risk management process which ensures that all material risks are identified, evaluated and effectively managed. This process is undertaken within each division as well as by the operating board. The assessments are aligned to the business objectives within each division as well as those of the group as a whole. Ongoing business sustainability is addressed as part of this process.

The risk committee is responsible for ensuring that:

- appropriate risk and control policies are in place and are communicated throughout the group;
- there is an ongoing process of identifying, evaluating and managing the significant risks faced by the group;
- a formal risk assessment is undertaken annually;
- there is an adequate and effective system of internal control in place to manage the more significant risks faced by the group to an acceptable level;
- there is a documented and tested process in place that will allow the group to continue its critical business processes in the event of a disastrous event impacting its activities; and
- a risk register is maintained and kept up to date.

The five-person committee comprises two independent non-executive directors, two executive directors and a director of the operating board. Meetings are held four times a year.

The board of directors is responsible for the group's systems of internal control. Effective internal control systems have been implemented and are continuously evaluated:

- to provide reasonable assurance as to the integrity and reliability of the financial statements;
- to safeguard, verify and maintain accountability of its assets;
- to detect and minimise fraud, potential liability, loss and material mis-statement; and
- to ensure compliance with applicable legislation and regulations.

The board is not aware of any material breakdown in the functioning of these controls during the period under review.

The internal audit department, which reports to the audit committee of the board of directors, is an independent appraisal and assurance function. The mission and scope of the function are determined by an Internal Audit Charter approved by the audit committee. The mission is to provide independent, objective assurance and consulting services designed to add value and improve the group's operational performance. It assists the group in accomplishing its objectives by bringing a systematic disciplined approach to evaluating and improving the effectiveness of risk management, control and governance processes. The scope of the internal audit function is to determine whether the group's risk management, control and governance processes, as designed and implemented by management, are adequate and functioning satisfactorily.

Internal audit has adopted a risk-based approach, and a globally recognised control framework is used in the assessment of controls. All significant findings and recommendations are reported to executive management and the board audit committee. Executive management is responsible for addressing any control deficiencies or systems improvements. The internal auditors have unrestricted access to all records and personnel and to the audit committee.





The attendance of the directors at board meetings and sub-committee meetings for the year was as follows:

	Board	Audit Committee	Remuneration Committee	Risk Committee	Nominations Committee
Number of meetings	4*	2	3	4	2
Directors Attendance					
E Osrin	4	2	3	4	2
D M Nurek	4	2	3	3	2
F Abrahams **	N/a	N/a	N/a	N/a	N/a
S E Abrahams	4	2	N/a	N/a	2
L F Bergman	4	N/a	N/a	N/a	N/a
W V Cuba	3	N/a	N/a	N/a	N/a
N H Goodwin	4	2	N/a	N/a	N/a
M Lewis	1	N/a	N/a	N/a	N/a
D M Polak	4	2	3	2	2
R Stein	4	2	N/a	4	N/a

* Includes meeting convened for 27 March 2003 held on 7 April 2003 as a result of availability constraints of directors.

** Appointed to the board on 3 March 2003

The remuneration committee proposes the emoluments of the directors, which are then approved by the board. The group's policy is to align the remuneration structure of the executive directors with the interests of shareholders, and consequently a substantial portion of their package is performance related. The executive directors have standard employment contracts with the group, which do not exceed 3 years.

Payments made to directors for services during the year are set out in note 5.

The direct and indirect holdings and transactions of the directors of Foschini Limited at 31 March 2003 are set out in note 15. Non-executive directors do not participate in the share purchase scheme. All transactions are conducted at the ruling market price on the JSE Securities Exchange South Africa.

No contracts were entered into during the financial year in which any directors of the company had an interest. The directors had no interest in any third party or company responsible for managing any of the business activities of the group.

The board has a policy of restricting the trading of Foschini Limited shares by directors and employees during the defined closed periods prior to the publication of interim and final results. Restrictions may also be placed on share dealings at other times during the year should the group be involved in corporate activity or sensitive negotiations. The company secretary advises all directors and employees prior to the commencement of the closed trading periods of the prohibitions contained in the Insider Trading Act relating to share dealings while in possession of price-sensitive information. Details of directors' share dealings are disclosed to the Listings Division of the JSE Securities Exchange South Africa and communicated through its electronic news service, SENS. These dealings are also disclosed at board meetings.



The group has adopted a code aimed at creating a culture of the highest standards of ethics and uncompromising honesty among all employees. The code is founded on the principles of integrity, good faith, impartiality, openness and accountability. The code of ethics forms an integral part of the induction programme and all new employees agree to subscribe to the code. An aid to all staff in the reporting of any unethical or fraudulent behaviour is the availability of an outsourced, anonymous, toll-free hotline. Reported incidents are submitted to the risk management department for investigation.

Foschini acknowledges the importance of pro-active engagement with the investment community to foster sound relationships between the company and institutional shareholders and investment analysts. Executive directors and senior management are accessible to investors and regular meetings are held with local and international shareholders.

CORPORATE CITIZENSHIP REPORT

The publication of the King II Report in March 2002 catapulted corporate citizenship and sustainable development onto the corporate agenda, creating a widespread awareness of the need for enhanced reporting on non-financial issues.

Foschini is well aware of the need to balance short-term financial targets and returns to shareholders with the longer term needs of its communities. Reporting on the triple bottom line, which covers the social, economic and environmental performance, is particularly relevant against the background of transformation taking place in the country.

While corporate citizenship addresses non-financial matters, this term is used to draw a distinction with financial reporting and should not suggest that these issues do not have financial implications for the company. Non-financial reporting highlights areas of future value creation. This is the first time that Foschini has reported on citizenship and sustainability issues and the group plans to expand this commentary in future years.

Corporate Social Investment

The Foschini Group is committed to investing in the upliftment of society and to playing a role in improving quality of life among disadvantaged communities.

Corporate Social Investment (CSI) is managed on a central basis and a representative committee evaluates proposals and requests for assistance. Education and HIV/AIDS programmes are the major beneficiaries of this national programme.

Besides the direct allocation of funds to institutions, significant contributions of merchandise are dispersed to recognised charities on a regular basis.

Funds are also dispersed through the National Business Initiative (NBI), with a specific programme known as Equip being focused on assisting schools to better govern themselves.

A bursary fund has also been long-established to fund the education of children of employees and also deserving cases in the broader community.

Employment Equity

Employment equity remains a strategic imperative and while significant progress has been made with achieving gender equity, the challenge remains to recruit and retain black staff at a senior level.

The group has complied with the legislative requirements on employment equity and the prescribed reports were submitted timeously to the Department of Labour. All group divisions have implemented employment equity plans and these are monitored by the employment equity forums.

Our graduate recruitment programme is almost exclusively focused on candidates from previously disadvantaged backgrounds.

Staff

The Foschini group employee complement at its head office and stores throughout the country at year end comprised the following:

Employee statistics	**2003**	2002
Permanent full time employees	**6 918**	6 659
Permanent part time employees	**359**	337
Contract employees	**319**	368
Flexitime employees	**1 648**	–
Casual employees	**3 759**	5 201

New labour regulations governing the retail sector, which came into effect in February 2003, require that any previously-classified casual employee working more than 24 hours per month will now be classified as a permanent flexitime employee. These staff members now qualify for annual leave, sick leave and compassionate leave benefits.

The group has a central manpower planning process for all levels of management. Operating divisions are required to develop manpower and succession plans.These are reviewed bi-annually by the operating board.

Skills development and training is managed on two levels. The group management development division is responsible for training middle and senior management, and the trading divisions manage the training programmes for store staff.

Foschini has complied with the requirements of the Skills Development Act and the Wholesale and Retail SETA (Sector Education and Training Authority), and to this end has established skills development forums in each division and appointed a skills development facilitator. Workplace skills plans have been submitted regularly as required. The group's commitment to training is evidenced by the fact that a maximum rebate has been claimed on the skills development levy. The group participated in the Wholesale and Retail SETA learnership pilot during the course of the financial year and has implemented new learnerships throughout the group for the year ahead.

The group is fully compliant with occupational health and safety requirements. Workplace safety is subject to constant monitoring and review, limiting accidents to a minimum.

HIV/AIDS Management

The HIV / AIDS pandemic remains one of the group's major environmental risk factors and is being addressed through a multi-faceted awareness programme. Whilst AIDS education has been conducted throughout the group since 1992, a formal group AIDS policy has now been developed. This policy has been endorsed by the managing director and executive management and issued to all staff in the group.

An AIDS committee has been formed with representatives from the human resources division and all operating companies. Specific educational programmes are applied across the group, while additional programmes have been sourced for implementation within the group companies. The major challenge is to implement an educational awareness programme across a store network of nearly 1 200 stores nationwide. Several AIDS-related services are outsourced to a healthcare service provider.

Counselling poses a further challenge with the store infrastructure, and while human resources staff have been trained, the group also has access to a referral network of counsellors throughout the country.

An analysis of Foschini's AIDS risk was undertaken by Metropolitan's Aids Research Unit to determine the vulnerability of staff and customers to the disease. Certain divisions within the group were found to have higher AIDS risk profiles and this has been taken into account in the educational and awareness programmes.

The incidence of AIDS at Foschini to date has been in line with national and provincial averages.

Environment

Wherever the activities of the group affect our environment, priority is given to ensuring that the impact is minimised. The two major areas within our industry, plastics and paper, are well controlled through recycling programmes.

ADMINISTRATION

Foschini Limited
Reg. No. 1937/009504/06
JSE codes: FOS - FOSP
ISIN codes: ZAE000031019 - ZAE000031027

Attorneys
Sonnenberg Hoffmann Galombik

Auditors
KPMG Inc.

Head Office
Stanley Lewis Centre, 340 Voortrekker Road
7500 Parow East
South Africa
Telephone +27 (0) 21 938-1911

Principal Banker
First Rand Bank Limited

Registered Office
Stanley Lewis Centre, 340 Voortrekker Road
7500 Parow East
South Africa

Secretary
R Stein BComm,CA(SA)

Stanley Lewis Centre, 340 Voortrekker Road
7500 Parow East
South Africa

P O Box 6020, 7501 Parow East
South Africa

Sponsor
UBS Warburg Corporate Finance (South Africa) (Pty) Ltd
64 Wierda Road East, Wierda Valley, 2196 Sandton
South Africa

Transfer Secretaries
Computershare Investor Services Limited
9th Floor, 70 Marshall Street
2001 Johannesburg
South Africa

P O Box 61051
2107 Marshalltown
South Africa
Telephone +27 (0) 11 370 5000

United States ADR Depositary
The Bank of New York, 620 Ave. of the Americas
New York, NY 10011

Website
http://www.foschinigroup.com/





DIRECTORATE

Board of Directors of Foschini Limited

Independent non-executive



E Osrin (70)
Chairman * + # o
Appointed in 1978
Also a director of Allan Gray Property Trust, Atlas Properties Ltd and New Clicks Holdings Ltd



L F Bergman (59)
BSc(Chem.Eng.),
MSc(Ind.Adm.)
Appointed in 2002
Also a director of Super Group Ltd



D M Nurek (53)
Deputy Chairman * + # o
Appointed in 1990
Also a director of Allan Gray Property Trust, Aspen Pharmacare Holdings Ltd, Comparex Holdings Ltd, Distell Group Ltd, Kersaf Investments Ltd, New Clicks Holdings Ltd, Pick 'n Pay Stores Ltd and Trencor Ltd



W V Cuba (48)
BSc(Survey),
BSc(Info Systems), MBA
Appointed in 1998



Prof. F Abrahams (40)
B. Econ(Hons), M Comm, D Comm
Appointed in 2003
Also a director of Transnet Ltd and Chairperson – V & A Waterfront Holdings (Pty) Ltd



N H Goodwin (63) *
Appointed in 1989



S E Abrahams (64)
FCA, CA(SA) * o
Appointed in 1998
Also a director of Investec Ltd, Investec PLC, Phumelela Gaming and



M Lewis (44)
BA(Econ)(Hons)
Appointed in 1989

Executive



D M Polak (54) # o
Appointed in 1996
Joined the group in 1969



R Stein (53) #
BComm, CA(SA)
Appointed in 1999
Joined the group in 1996

* Member of the Audit Committee
\+ Member of the Remuneration Committee
\# Member of the Risk Committee
o Member of the Nominations Committee

Audit Committee
S E Abrahams (Chairman)
E Osrin
D M Nurek
N H Goodwin

Remuneration Committee
E Osrin (Chairman)
D M Nurek
C J Ginsburg (Consultant)

Risk Committee
D M Nurek (Chairman)
E Osrin
D M Polak
R Stein
A D Murray (Director, Operating Board)

Nominations Committee
E Osrin (Chairman)
D M Nurek
S E Abrahams
D M Polak

DIRECTORATE

The Foschini Group of Companies

Operating Board

D M Polak (54)
Managing Director
Joined the group in 1969

A J du Preez (54)
Managing Director – Foschinidata
Joined the group in 1980

P S Meiring (47)
Managing Director – Retail Credit Solutions
Joined the group in 1983

A D Murray (48) BA, CA
Retail Director – Jewellery Division, Markhams, Exact! and Sports Division
Joined the group in 1985

S N Bowley (41) BBus.Sc(Hons)
Managing Director – Foschini Stores
Joined the group in 1987

H B Godfrey (48)
Managing Director – TFG Apparel Supply Company and @hom
Joined the group in 1994

R Stein (53) BComm, CA(SA)
Group Financial Director
Joined the group in 1996

M C Park (59) BA(Econ), BSoc.Sc
Group Human Resources Director
Joined the group in 1973



From left: PS Meiring, AJ du Preez, AD Murray, R Stein, DM Polak, SN Bowley, HB Godfrey, MC Park.

Executive Management

A R Bisogno (45)
Managing Director – Exact!
Joined the group in 1978

M Mendelsohn (44)
Managing Director – Sports Division
Joined the group in 1982

D B Gedye (44)
Managing Director – Markhams
Joined the group in 1979

K L Schreuder (50) BA(Econ)
Managing Director – Jewellery Division
Joined the group in 1976

THE FOSCHINI GROUP
CORPORATE STRUCTURE

CORPORATE BOARD ∘ FOSCHINI LIMITED

GROUP MANAGING DIRECTOR

BOARD OF DIRECTORS ∘ FOSCHINI GROUP OF COMPANIES

OPERATIONS

FOSCHINI
Foschini ∘ Donna-Claire ∘ Fashion Express

MARKHAMS
Markhams ∘ RJL

EXACT!

SPORTS DIVISION
Sport Scene ∘ Totalsports

JEWELLERY DIVISION
American Swiss ∘ Sterns

@home

TFG APPAREL SUPPLY COMPANY

FINANCIAL SERVICES
Retail Credit Solutions ∘ RCS Private Label Cards ∘ RCS Personal Finance

SERVICES
Foschini Finance ∘ Foschinidata ∘ Human Resources

GROUP STATISTICS

YEARS ENDED NO. OF WEEKS
Profitability
Turnover (Rm)
change (%)
Trading income (Rm)
Trading margin (%)
Net income attributable to ordinary shareholders (Rm)
Balance Sheet
Total assets (Rm)
Total shareholders' interest (Rm)
Debt equity ratio (%)
Total liabilities to shareholders' interest (times)
Current ratio (times)
Share Statistics
Headline earnings per ordinary share (cents) *
change (%)
Tangible net asset value per ordinary share (cents) **
Market capitalisation (Rm)
Statistics
Number of ordinary shares on which attributable earnings calculated (millions)
Number of ordinary shares on which net asset value calculated (millions)
Number of ordinary shares in issue (millions)
Other
Number of stores
Floor area (square metres)



When an accounting policy has been changed, comparative figures have been restated in accordance with the new policy.

Where applicable, net income and attributable earnings are stated before extraordinary or exceptional items.

* Up to 1999, comparative figures were restated in terms of the increased number of shares in issue resulting from sub-divisions and capitalisation issues. From 2000, this figure has been calculated using the weighted average number of shares in issue, without re-statement of prior year figures.

** Up to 1999, comparative figures were restated in terms of the increased number of shares in issue resulting from sub-divisions and capitalisation issues. From 2000, this figure has been calculated using the net actual number of shares in issue, without re-statement of prior year figures. From 2001 this figure has been calculated as the tangible net asset value per ordinary share.

[illegible]	2002	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	1994
880,6	3 289,9	2 980,5	2 646,5	2 514,3	2 399,3	2 256,5	2 183,3	1 787,5	1 442,4
18,0	10,4	12,6	5,3	4,8	6,3	3,4	22,1	23,9	24,2
563,1	333,3	190,9	319,6	337,8	338,7	300,1	404,2	344,8	268,1
14,5	10,1	6,4	12,1	13,4	14,1	13,3	18,5	19,3	18,6
359,5	199,9	116,0	233,3	211,2	191,6	165,1	227,5	188,4	143,7
385,3	3 086,1	2 889,0	2 602,8	2 318,4	2 237,7	1 960,8	1 822,5	1 656,2	1 335,4
077,0	1 830,1	1 775,1	1 755,7	1 544,3	1 349,0	1 156,0	991,0	763,7	575,6
8,6	17,1	15,1	3,0	–	–	17,2	28,3	38,4	45,5
0,63	0,68	0,63	0,48	0,50	0,56	0,67	0,83	1,12	1,32
3,34	3,41	3,46	3,82	3,38	3,09	3,07	2,92	2,60	2,21
162,2	87,9	50,1	100,1	91,2	82,7	71,3	98,3	81,4	62,1
84,5	75,4	(49,9)	9,8	10,2	16,1	(27,4)	20,8	31,1	39,2
917,6	803,2	731,5	752,7	666,8	582,4	499,1	427,8	329,6	248,4
573,3	1 681,1	1 190,5	3 196,1	2 917,4	4 451,5	3 495,6	5 243,0	4 222,8	3 840,8
224,9	231,0	237,9	233,2	231,5	231,5	231,5	231,5	231,5	231,5
223,6	226,3	240,5	233,2	231,5	231,5	231,5	231,5	231,5	231,5
240,5	240,5	240,5	235,0	231,5	222,6	211,9	201,7	191,9	185,1
188	1 185	1 207	1 088	1 069	1 013	971	945	863	825
381	310 166	309 188	272 152	260 371	252 266	240 023	233 315	219 070	212 993










Simon Bowley
(Managing Director)

The success of the strategic restructuring and repositioning of the Foschini division is reflected in the improved performance in the 2002/3 financial year, and indications are that the new direction has widespread market acceptance. The division operates under three trading formats, namely Foschini, Donna-Claire and Fashion Express.

Independent market research shows that customer perceptions of Foschini have changed in the past three years, and are in line with the brand positioning and new image that is being projected.

The sales growth of 17,4% was mainly driven by Foschini and Donna Claire and can be attributed largely to the improved merchandise range. Full price sales of clothing and footwear increased by 27% and profitability was greatly enhanced by the 19% reduction in the cost of markdowns. Trading margins have also grown strongly.

During the year, 7 new stores were opened and a further 15 stores were enlarged or revamped, increasing the total floor area by some $3000m^2$. This brings the total of new format Foschini stores to over 40, and these stores performed significantly above the chain average during the year.

The programme of converting Foschini stores to the Fashion Express brand has now been completed, with the last 27 stores being converted during the year. Fashion Express now has 97 stores and contributed 12% of the division's turnover.

In line with the division's location strategy, 13 unprofitable stores were also closed during the year.

Foschini also expanded beyond the borders of South Africa, with the first ever cash-only Foschini store being opened in Gaberone, Botswana, and two franchise stores opening in Saudi Arabia. These stores are all trading in line with expectations.

Store expansion is expected to continue as the development of new regional shopping centres provides the division the opportunity of increasing its exposure in prime locations.

		2003	2002
Number of stores	Foschini	**197**	225
	Fashion Express	**97**	77
	Donna-Claire	**44**	42
	Total	**338**	344
(During the current year, 27 Foschini stores were converted to Fashion Express)			
Floor area (square metres)	Foschini	**113 747**	116 426
	Fashion Express	**27 063**	21 650
	Donna-Claire	**10 503**	10 277
	Total	**151 313**	148 353
Turnover (R millions)	Foschini	**1 304,8**	1 108,8
	Fashion Express	**195,1**	183,1
	Donna-Claire	**141,9**	107,0
	Total	**1 641,8**	1 398,9



FOSCHINI

donna-claire
FASHION IN SIZES 16-28

fashion
EXPRESS>>






URBAN UTILITY
RELAY 1000





Donald Gedye
(Managing Director)

The Markhams division (including RJL) grew sales by 14,8% to R693,8 million. The growth was almost exclusively generated by existing stores.

Markhams remains one of the dominant menswear retailers in the country and lifted sales by 13,1% to R614,8 million in the year. Profitability was greatly enhanced by a 31% decrease in markdowns.

The division's growth strategy is focused on right-sizing and enlarging its stores in order to create a greater, more visible presence within shopping centres.

RJL, the high fashion unisex store chain within the Markhams division, continues to appeal to the youth market and showed 30% sales growth through its 35 outlets.

The focus in the year ahead will be on building brand equity, addressing store locations and sizes, and maintaining markdowns at current levels.

		2003	2002
Number of stores	Markhams	**172**	172
	RJL	**35**	33
	Total	**207**	205
Floor area (square metres)	Markhams	**51 343**	51 164
	RJL	**4 743**	4 510
	Total	**56 186**	55 674
Turnover (R millions)	Markhams	**614,8**	543,8
	RJL	**79,0**	60,6
	Total	**693,8**	604,4



MARKHAMS




RJL
The sharp side of the edge.




RELAY

REVIEW OF EXACT!







Exact! continues to gain market share as it delivers strong results and creates customer awareness of its "universal apparel" merchandise offering.

Sales for the year were up 18,9% on the previous year, with same store growth at 18,2%. Markdowns were well controlled at 11%.

Exact! is positioned as a value chain which offers affordable prices in an aspirational store environment. The merchandise is targeted at men, women and children in the middle income market and appeals to a broad range of South Africans.

Extensive resources have been channelled into the training and development of the more than 700 staff in the division, aimed at creating a people-focused culture.

A key element of the people development programme is the Exact! Academy which aims at building capacity within the organisation, developing staff to realise their potential, encouraging leadership skills and recognising achievers in the division.

Exact! has an ambitious store expansion and relocation strategy. New sites will be sourced in accessible and aspirational locations, mainly in prime shopping centres, with the preferred store position being alongside major fashion retail stores. Eight new stores were opened during the year, including one in Gaberone.

	2003	2002
Number of stores	**171**	165
Floor area (square metres)	**47 328**	45 416
Turnover (R millions)	**357,5**	300,5

exact!





REVIEW OF TFG APPAREL SUPPLY COMPANY

TFG Apparel Supply Company (TFGA) is responsible for a large component of Foschini's garment procurement, manufacturing and sourcing, and is a strategic resource for the group's trading divisions.

Being a group company, TFGA enables the trading divisions to achieve higher margins and a differentiated merchandise offering, adding a vital competitive retail advantage.

Through its in-house design capability and fabric purchasing, TFGA produces in excess of four million garments annually. These garments are manufactured by some 20 dedicated CMT factories based mainly in the Western Cape and also other parts of the country, in the process providing employment for around 3 000 people.

TFGA operates a state-of-the-art design centre at the group's head office which allows for a close working relationship with the trading divisions. Quality control is paramount, and to this end TFGA has a fabric testing laboratory and conducts regular garment audits to ensure that quality – and ultimately customer satisfaction – is not compromised.







Howard Godfrey
(Managing Director)

Besides the manufacturing of garments, TFGA's sourcing division procures ready-made garments for the trading divisions where these can be sourced more competitively than produced locally. The sourcing team has an exclusive relationship with an international sourcing company in Hong Kong which facilitates the importation of apparel, homewares and jewellery. TFGA also manages the group's shipping and import requirements.





APPAREL SUPPLY COMPANY





REVIEW OF SPORTS DIVISION


Quik

Martin Mendelsohn
(Managing Director)

Sport Scene and Totalsports, which combine to form the Sports division of the group, have continued on their strong growth trend of recent years and increased turnover by 22,8% to exceed the R500 million sales mark for the first time.

The Sports division has grown by more than 50% in the past two years and maintains its position as the leading speciality sports apparel chain in the country.

Totalsports, which operates 93 stores, is expected to continue growing through the relocation, expansion and revamping of existing stores. The new store format is proving very successful with revamped stores performing above chain average.

The merchandise offering was enhanced with the launch of a leisurewear house brand, Fusion.

Sport Scene has embarked on an aggressive expansion drive to open stores in key shopping centres in all major cities, with nine stores being planned for the 2004 financial year. Two stores were opened in Botswana, and the first store in an airport environment opened at Cape Town International. The number of stores is expected to rise from the current 60 to around 80 in the next few years. The store format is being redesigned to be young and energetic and more closely aligned with its customer base.

Sport Scene has experienced strong growth in ladies sportswear and surfwear, and is currently the leading distributor of surfwear in the country. Footwear accounts for more than 50% of the turnover. Sport Scene operates in a high fashion environment and there is continual pressure to be first to market with new brands.

While growth rates are expected to remain strong, the Sports division continues to seek expansion opportunities in the leisure and lifestyle environment.

		2003	2002
Number of stores	Sport Scene	**60**	59
	Totalsports	**93**	93
	Total	**153**	152
Floor area (square metres)	Sport Scene	**11 092**	11 453
	Totalsports	**22 251**	22 762
	Total	**33 343**	34 215
Turnover (R millions)	Sport Scene	**170,8**	138,9
	Totalsports	**332,8**	271,3
	Total	**503,6**	410,2




Sport
scene

*Total*SPORTS






TEMPO







The jewellery division, comprising American Swiss and Sterns, continues to grow market share in a declining market and increased turnover by 6,9%. While this year-on-year growth is lower than the other trading divisions in the group, the jewellery division lifted operating profit by more than 20%, attributable mainly to improved trading densities and disciplined expense management.

Over the past three years the division has grown sales by 17%, during which time the number of stores has declined by 6%, trading area reduced by 7,5% and the trading density increased by 26%.

Both jewellery chains are market leaders, with American Swiss enjoying an 18% share of the jewellery market and Sterns 10%. The brands are firmly entrenched in the market as evidenced by American Swiss having spontaneous awareness levels of 90% among its target market and the Sterns brand having an 80% level of recall.

The store location plans will see further rationalisation of the store portfolio, the relocation of both chains into improved positions in shopping centres, and the opening of additional American Swiss millennium stores as these have higher growth rates than their traditional counterparts.

Matrix, a new store concept offering an exclusive range of sunglasses and watches to the brand conscious youth market, launched its first three stores and this will be expanded to as many as 20 stores in the next three years.

The prospects for the jewellery division are promising, and while turnover growth is expected to be less than that for apparel, profitability will be enhanced through tight cost control, increased productivity and improved trading densities. The launch of new lifestyle product ranges is also expected to impact sales, and together with opportunities opening up in the tourism industry for the marketing of jewellery, the division is well poised for further growth.

Number of stores	American Swiss	**183**	188
	Sterns	**121**	124
	Total	**304**	312
Floor area (square metres)	American Swiss	**13 062**	13 699
	Sterns	**8 739**	9 260
	Total	**21 801**	22 959
Turnover (R millions)	American Swiss	**365,4**	344,9
	Sterns	**199,2**	183,1
	Total	**564,6**	528,0

AMERICAN SWISS
YOU DESERVE IT

STERNS
FOR NOW · FOREVER





REVIEW OF @HOME





Howard Godfrey
(Managing Director)

@home is proving to be an unqualified success story within the group and has established itself as a leader in the highly competitive homewares market. In its first full year of trading, @home has achieved sales of R119 million.

The division has more than doubled its trading area over the past year, expanding the number of stores to 15 and now offering national coverage. In addition, four smaller format @home boutiques are being piloted within Foschini stores in outlying areas.

@home caters for small merchandise items in the eating, sleeping, bathing, cooking and general homewares categories. A dedicated @home warehouse and distribution facility has recently been completed.

While the homewares environment has become more competitive owing to the number of new entrants and the store expansion by existing chains, the strategy is to open a further 25 @home stores over the next few years in the country's leading malls and shopping centres.

The product range is continually being updated to maintain its leading edge in the market, while a gift registry facility and electronic gift card have been introduced as value-added customer services.

	2003	2002
Number of stores	**15**	8
Floor area (square metres)	**7 490**	3 549
Turnover (R millions)	**119,1**	46,4

@home®

THE HOMEWARE STORE




KENWOOD





Peter Meiring
(Managing Director)

RCS

Retail Credit Solutions (RCS) manages credit across all divisions of the Foschini group, and has performed well over the past year, with bad debts at an all-time low level. Bad debt to credit transactions has shown a continual improvement over the past eight years and remains well below the threshold of 4% of credit transactions.

RCS has 1,7 million active accounts, and the division processes some 800 000 credit applications annually. The majority of account holders do not hold credit cards from financial institutions and new applicants generally have limited or no formal credit background.

RCS Personal Finance

As outlined in the Chairman and Managing Director's Report, RCS Personal Finance manages the personal loans business of the group and advances pre-approved loans to customers with sound credit records. RCS increased its contribution to group profits by 84% from R20,5 million to R37,8 million.

Advances for the year amounted to R322 million, and the division has lent close to R1 billion since its inception in 1999. Balances on accounts totalled R447 million at year-end. Some 20% of the loans made in the past year were to existing loans clients of RCS. Loans average R4 000 and are required to be repaid by debit order over 36 months.

RCS is investigating the viability of entering into joint ventures to manage the personal loans books of other companies.

RCS Cards

The RCS Cards division, which was started three years ago, leverages off the Foschini group's expertise in credit management and provides credit to customers of merchants outside of the group. More than 4 000 outlets in the auto, health and fashion industries accept the RCS Card, and it is recognised as the premium credit facility in the automotive sector.

A total of R175 million was advanced to customers of these merchants during the year, and outstanding balances amounted to R105 million at year-end. RCS generates its revenue through a commission on all transactions as well as earning interest on overdue and extended credit accounts.

The opportunity exists to expand the auto card into Gauteng and KwaZulu-Natal to gain national coverage, while the home stores, health and DIY industries are seen as growth markets of the future.


RCS
retail credit solutions







Group Finance

This division has the responsibility, in conjunction with other group divisions, of centrally controlling:

- the monitoring of group financial performance;
- the funding of the group and up-to-date tax planning and compliance;
- the corporate communications and shareholder reporting;
- the maintenance of statutory records and risk management; and
- the administration and payments to suppliers, landlords, pensioners and remuneration to staff.

Group Services

This division ensures, through facilities management, the group's capacity requirements are adequately planned for, maintained and satisfied timeously, to enable the core business to carry out their functions in an acceptable workplace while being cost effective.

The areas under management include owned buildings, accommodation, fleet and central purchasing.

Foschinidata

Foschinidata is responsible for the group's information technology (IT), distribution and supply chain management functions, and is currently focusing on the implementation of three strategic products across the group to replace in-house legacy systems:

- a merchandise application suite from JDA has been implemented for Foschini, the Sports division and @home, and will be implemented for Exact! in June 2003 and Markhams in March 2004;
- an information management suite from JDA has been installed for @home, and will be implemented for Exact! in May 2003, for Markhams and the Jewellery division during 2003, and for Foschini and the Sports division in the first half of 2004;
- a Microsoft-based point of sale application is operational in @home and will be piloted in all group stores from June 2003. This will ultimately be rolled out to all of the group's close on 1 200 stores and involves the training of some 8 000 staff.

The division's operational expenditure amounted to R120 million while capital expenditure totalled R34 million.

The group's four distribution centres, all based near the head office, processed 26,7 million units during the year, at a cost per unit of R1,79. The key focus for the year was the commissioning of the new @home distribution centre.





VALUE ADDED STATEMENT

FOR THE YEARS ENDED 31 MARCH

	Notes	2003 Rm	%	2002 Rm	%
Turnover		**3 880,6**		3 289,9	
Dividends received		**18,9**		15,2	
Paid to suppliers for goods and services		**(2 598,0)**		(2 307,4)	
Value added		**1 301,5**	**100,0**	997,7	100,0
Applied as follows:					
Employees					
Remuneration to employees		**601,3**	**46,2**	528,2	52,9
Providers of capital					
To lenders as finance charges		**63,5**	**4,9**	62,6	6,3
To shareholders as dividends		**95,0**	**7,3**	50,5	5,1
Taxation					
Taxation		**174,3**	**13,4**	93,1	9,3
Reinvested					
Reinvested in the group to finance future expansion and growth	1	**367,4**	**28,2**	263,3	26,4
Employment of value added		**1 301,5**	**100,0**	997,7	100,0

Notes to the Value Added Statement

1. Reinvested in the group to finance future expansion and growth

	2003 Rm	%	2002 Rm	%
Depreciation and goodwill	**122,1**	**9,4**	129,9	13,0
Deferred taxation	**(26,1)**	**(2,0)**	(18,5)	(1,8)
Retained income	**271,4**	**20,8**	151,9	15,2
	367,4	**28,2**	263,3	26,4

2. State taxes

	2003 Rm	2002 Rm
Direct taxation as above	**174,3**	93,1
Net value added taxation	**127,6**	100,0
Employees taxation	**83,3**	65,4
Regional Services Council levies	**8,5**	7,1
Channelled through the group	**393,7**	265,6

A



3
4

B



3
4

A: 2003

B: 2002

		2003	2002
	Employees	**46,2%**	52,9%
	Reinvested	**28,2%**	26,4%
3	Taxation	**13,4%**	9,3%
4	Providers of capital	**12,2%**	11,4%

SHAREHOLDERS

ANALYSIS OF BENEFICIAL SHAREHOLDINGS AT 28 MARCH 2003

Category	Number of shareholders	% of total	Number of shares held	Percentage of shares in issue
Companies	281	9,6	77 487 868	32,2
Insurance Companies	19	0,6	9 543 160	4,0
Nominee Companies and Trusts	639	21,7	62 469 735	26,0
Pension and Provident Funds	164	5,6	85 546 703	35,5
Individuals	1 835	62,5	5 450 775	2,3
	2 938	100,0	240 498 241	100,0

BENEFICIAL SHAREHOLDINGS GREATER THAN 5%

Beneficial interests - direct and indirect, as per share register and information supplied by nominee companies as at 28 March 2003	Holding	Percentage
Public Investment Commissioners	21 931 143	9,1
Foschini Stores (Pty) Ltd	16 872 827	7,0
Corolife Special Opportunities Porfolio Fund	13 020 817	5,4
	51 824 787	21,5

FUND MANAGERS' HOLDINGS GREATER THAN 5%

According to disclosures made, the following fund managers administered client portfolios which included more than 5% of the company's issued shares	Holding	Percentage
Allan Gray Ltd (SA)	70 895 667	29,5
Coronation Asset Management (SA)	18 870 126	7,9
Sanlam Investment Managers (SA)	17 382 578	7,2
Stanlib Limited (SA)	13 557 317	5,6
Investec Asset Managers (SA)	12 543 064	5,2
	133 248 752	55,4

SHAREHOLDER SPREAD

Category	Number of beneficial shareholders	% of total	Number of shares held	Percentage of shares in issue
South Africa:				
Public	2 777	94,5	167 139 007	69,5
Directors	25	0,9	13 798 402	5,7
Trustees	2	0,1	9 316 716	3,9
Subsidiary	1	–	16 872 827	7,0
Total	2 805	95,5	207 126 952	86,1
Other than South Africa:				
Public	132	4,5	27 028 521	11,2
Directors	1	–	6 342 768	2,7
Trustees	–	–	–	–
Subsidiary	–	–	–	–
Total	133	4,5	33 371 289	13,9
Total:				
Public	2 909	99,0	194 167 528	80,7
Directors	26	0,9	20 141 170	8,4
Trustees	2	0,1	9 316 716	3,9
Subsidiary	1	–	16 872 827	7,0
Total	2 938	100,0	240 498 241	100,0

SHARE PERFORMANCE

FOR THE YEARS ENDED 31 MARCH

	2003	2002
Closing market price per share (cents)		
– at year end	**1 070**	699
– highest	**1 212**	830
– lowest	**685**	460
Tangible net asset value per share (cents)	**917,6**	803,2
Number of shares in issue (millions)	**240,5**	240,5
Number of beneficial shareholders	**2 938**	2 232
Price/earnings ratio at year end	**6,60**	7,95
Number of shares traded during the year (millions)	**162,3**	145,0
Volume traded/number of shares in issue (%)	**67,5**	60,3
Market capitalisation (R millions)	**2 573,3**	1 681,1

FINANCIAL CALENDAR

Financial year end	31 March 2003
Annual Report	30 June 2003
Annual general meeting (66th)	3 September 2003
Interim profit announcement	November 2003
Dividend payments	
Ordinary	
– final	July 2003
– interim	January 2004
Preference	
– interim	September 2003
– final	March 2004





BOARD OF DIRECTORS APPROVAL, COMPANY SECRETARY'S CERTIFICATE AND AUDITORS' REPORT

To the members of Foschini Limited

The board of directors (the board) is responsible for the preparation of the annual financial statements of the company and the group in accordance with South African Statements of Generally Accepted Accounting Practice and the South African Companies Act. These incorporate reasonable and prudent judgements and estimates and fairly present the state of affairs of the company and the group.

The Board has every reason to believe that the company will continue as a going concern for the foreseeable future, and the annual financial statements have been prepared on the basis of this assumption.

The annual financial statements and group annual financial statements set out on pages 40 to 61 were approved by the Board on 29 May 2003 and are signed on its behalf by:

E Osrin	D M Polak
Chairman	Managing Director

I certify that Foschini Limited has lodged with the Registrar of Companies all returns as required by a public company in terms of section 268G(d) of the Companies Act, 1973, as amended, and that such returns are true, correct and up to date.

R Stein
Secretary
29 May 2003



Report of the independent auditors to the members of Foschini Limited

We have audited the annual financial statements and the group annual financial statements of Foschini Limited, set out on pages 40 to 61, for the year ended 31 March 2003. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards.
Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes :

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements,
- assessing the accounting principles used and significant estimates made by management, and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the company and the group at 31 March 2003, and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa.

KPMG Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)
Cape Town
29 May 2003



Nature of Business

Foschini Limited is an investment holding company whose subsidiaries, through their operating divisions - Foschini, branded as Foschini, Donna Claire and Fashion Express; Markhams, branded as Markhams and RJL; Exact!; The Sports Division, branded as Sport Scene and Totalsports; TFG Apparel Supply Company; The Jewellery Division, branded as American Swiss and Sterns; @home and Retail Credit Solutions - retail clothing, jewellery, accessories, cosmetics, sporting apparel and homewares to the broad, middle-income group throughout Southern Africa. The group operates in the retail and personal loans segments, almost entirely within the South African Common Monetary Area. Retail turnover emanating from Swaziland and Botswana accounts for 0,4% of the group's turnover.

General Review

The financial results are reflected in the annual financial statements on pages 40 to 61.

Corporate Governance

Details are covered on pages 8 to 11 of this report.

Share Capital

The group's share buy back programme commenced at the end of May 2001, and 16,9 million shares amounting to 7,0 % of the company's issued share capital have been purchased at an average cost per share of R7,20. The group holds these shares as treasury stock. Further details of the authorised and issued share capital are reflected in note 15.

Distribution to Shareholders

Interim ordinary

The directors declared an interim ordinary dividend of 24 cents per ordinary share, which was paid on 6 January 2003 to ordinary shareholders recorded in the books of the company at the close of business on Friday, 3 January 2003.

Final ordinary

The directors declared a final ordinary dividend of 32 cents per ordinary share payable on Monday, 21 July 2003 to ordinary shareholders recorded in the books of the company at the close of business on Friday, 18 July 2003.

Preference

The company paid the following dividends to holders of 6,5% cumulative preference shares:

30 September 2002 - R13 000
(28 September 2001 - R13 000)
31 March 2003 - R13 000
(2 April 2002 - R13 000).



Directors and Secretary

The names of the company's directors and the secretary are set out on pages 12 and 13 of this annual report.

The following independent non-executive directors retire by rotation in terms of the articles of association but, being eligible, offer themselves for re-election as independent non-executive directors:

E Osrin and D M Nurek.

Mr D M Polak, executive director, retires by rotation in terms of the articles of association, but being eligible, offers himself for re-election as executive director.

Professor F Abrahams, who was appointed to the board on 3 March 2003 as an independent non-executive director, retires in terms of the articles of association, but being eligible, offers herself for re-election as an independent non-executive director.

For details of directors' interests in the company's issued shares, refer to note 15 (Share Capital).

Auditors

The practice of Arthur Andersen & Co., who had been the auditors of the company for many years, was acquired by KPMG Inc. during 2002. The resignation of Arthur Andersen & Co., and the appointment of KPMG Inc. as auditors of the company, were confirmed at the Annual General Meeting of the company which was held on 3 September 2002.

Subsidiaries

The names of, and certain financial information relating to the company's key subsidiaries appear on page 61.

Earnings of Subsidiaries

The aggregate income after taxation of the subsidiaries is R305,4 million (2002 : R159,4 million).

Special Resolutions

On 3 September 2002 shareholders renewed the approval, as a general authority, of the acquisition by the company or any of its subsidiaries of the issued ordinary shares of the company, valid until the next annual general meeting. At the next annual general meeting to be held on 3 September 2003 shareholders will be asked to renew this general authority, as set out in the notice to members. No other special resolutions were passed during the year under review.

Special Resolutions Passed by Subsidiary Companies

No special resolutions of any significance were passed during the year under review.

Staff Share Incentive and Option Schemes

Details are reflected in note 15 (Share Capital).

INCOME STATEMENT

Foschini Limited and subsidiaries	Notes	% change	**2003 Rm**	2002 Rm
Retail turnover		18,0	**3 880,6**	3 289,9
Cost of turnover			**2 282,6**	1 998,3
Gross profit			**1 598,0**	1 291,6
Interest received	2		**127,8**	97,5
Trading expenses	2		**(1 162,7)**	(1 055,8)
Trading income	2	68,9	**563,1**	333,3
Dividends received			**18,9**	15,2
Operating income			**582,0**	348,5
Net finance charges			**63,5**	62,6
Net operating income		81,4	**518,5**	285,9
Goodwill written off	7		**5,3**	3,1
Income before taxation		81,5	**513,2**	282,8
Taxation	3		**148,2**	74,6
Income after taxation			**365,0**	208,2
Minority interest			**5,5**	8,3
Income attributable to ordinary shareholders		79,8	**359,5**	199,9
Reconciliation of attributable income to headline earnings				
Income attributable to ordinary shareholders			**359,5**	199,9
Goodwill written off			**5,3**	3,1
Headline earnings		79,7	**364,8**	203,0
Earnings per ordinary share (cents)	4	84,5	**159,8**	86,6
Headline earnings per ordinary share (cents)	4	84,5	**162,2**	87,9
Diluted earnings per ordinary share (cents)	4	82,7	**157,7**	86,3
Diluted headline earnings per ordinary share (cents)	4	82,6	**160,0**	87,6
Dividend per ordinary share (cents)				
– interim		54,8	**24,0**	15,5
– final		106,5	**32,0**	15,5

ANNUAL FINANCIAL STATEMENTS



BALANCE SHEET

AT 31 MARCH

Foschini Limited and subsidiaries	Notes	2003 Rm	2002 Rm
ASSETS			
Non-current assets			
Property, plant and equipment	6	**286,0**	271,8
Goodwill	7	**24,6**	12,4
Preference share investment	8	**-**	150,0
Loans	10	**79,9**	92,8
Loan debtors	11	**117,8**	178,1
Participation in export partnerships	12	**246,4**	260,4
		754,7	965,5
Current assets			
Inventory	13	**599,3**	595,1
Accounts receivable	14	**1 543,9**	1 288,8
Preference share investment	8	**150,0**	-
Loan debtors	11	**310,2**	209,9
Cash		**27,2**	26,8
		2 630,6	2 120,6
Total assets		**3 385,3**	3 086,1
EQUITY AND LIABILITIES			
Capital and reserves			
Share capital	15	**3,2**	3,2
Share premium		**498,7**	498,7
Treasury shares purchased		**(121,2)**	(96,7)
Dividend reserve	16	**76,9**	37,3
Interest swap reserve		**0,4**	-
Distributable reserve		**1 619,0**	1 387,6
		2 077,0	1 830,1
Minority interest		**5,1**	8,6
Non-current liabilities			
Interest bearing debt	17	**347,4**	431,8
Deferred taxation	18	**167,3**	193,4
		514,7	625,2
Current liabilities			
Short term loans		**9,4**	57,8
Accounts payable		**560,4**	433,9
Taxation		**129,7**	56,8
Provisions	19	**89,0**	73,7
		788,5	622,2
Total equity and liabilities		**3 385,3**	3 086,1

STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED 31 MARCH

Foschini Limited and subsidiaries	Notes	2003 Rm	2002 Rm
Share Capital			
Balance at the beginning of the year		**3,2**	3,4
Shares purchased by subsidiary		**-**	(0,2)
Balance at the end of the year	15	**3,2**	3,2
Share Premium			
Balance at the beginning of the year		**498,7**	498,7
Balance at the end of the year		**498,7**	498,7
Treasury Shares Purchased			
Balance at the beginning of the year		**(96,7)**	-
Shares purchased by subsidiary		**(24,5)**	(96,7)
Balance at the end of the year		**(121,2)**	(96,7)
Dividend Reserve			
Balance at the beginning of the year		**37,3**	13,2
Transfer from distributable reserve		**76,9**	37,3
Transfer to distributable reserve		**(37,3)**	(13,2)
Balance at the end of the year	16	**76,9**	37,3
Interest Swap Reserve			
Balance at the beginning of the year		**-**	-
Unrealised gain		**0,4**	-
Balance at the end of the year		**0,4**	-
Distributable Reserve			
Balance at the beginning of the year		**1 387,6**	1 259,8
Earnings for the year		**359,5**	199,9
Transfer to dividend reserve		**(76,9)**	(37,3)
Transfer from dividend reserve		**37,3**	13,2
Dividends paid		**(88,5)**	(48,0)
Balance at the end of the year		**1 619,0**	1 387,6
Summary			
Equity at the beginning of the year		**1 830,1**	1 775,1
Equity at the end of the year		**2 077,0**	1 830,1







CASH FLOW STATEMENT

FOR THE YEARS ENDED 31 MARCH

Foschini Limited and subsidiaries	Notes	2003 Rm	2002 Rm
Cash flows from operating activities			
Operating profit before working capital changes	21.1	**572,9**	375,7
Increase in working capital	21.2	**(117,5)**	(11,6)
Cash generated by operations		**455,4**	364,1
Increase in loan debtors		**(40,0)**	(125,5)
Interest received		**127,8**	97,5
Net finance charges		**(63,5)**	(62,6)
Taxation	21.3	**(101,3)**	(104,1)
Dividends paid	21.4	**(90,1)**	(48,0)
Net cash inflows from operating activities		**288,3**	121,4
Cash flows from investing activities			
Purchase of fixed assets		**(137,5)**	(112,5)
Proceeds from sale of fixed assets		**4,6**	5,9
Decrease in participation in export partnerships		**14,0**	29,4
Decrease in loans		**12,9**	7,5
Shares purchased by subsidiary		**(24,5)**	(96,9)
Acquisition of additional interest in subsidiary	21.5	**(24,6)**	–
Net cash outflows from investing activities		**(155,1)**	(166,6)
Cash flows from financing activities			
(Decrease) increase in interest bearing debt		**(84,4)**	44,4
(Decrease) increase in short-term loans		**(48,4)**	2,3
Net cash (outflows) inflows from financing activities		**(132,8)**	46,7
Net increase in cash and cash equivalents during the year		**0,4**	1,5
Cash and cash equivalents at the beginning of the year	21.6	**176,8**	175,3
Cash and cash equivalents at the end of the year	21.6	**177,2**	176,8









NOTES TO THE FINANCIAL STATEMENTS





1. Accounting Policies

The financial statements are prepared on the historical cost basis, except where otherwise stated, and in accordance with South African Statements of Generally Accepted Accounting Practice. The following principal accounting policies are consistent with those applied in the previous year, except where otherwise stated. When an accounting policy is altered, comparative figures are restated in accordance with the new policy, to allow for more meaningful comparisons.

Bank Balances

Outstanding cheques are included in accounts payable.

Capitalisation Share Awards and Cash Dividends

The full value of capitalisation share awards, including the cash portion, is recorded as a distribution in the statement of changes in equity. The estimated value of the capitalisation share award is transferred to a share distribution reserve, pending the outcome of the award. Cash dividends and the related STC charge are accounted for in the period when the dividend is declared. Final dividends declared after the year end, are transferred to a dividend reserve.

Consolidation

The group financial statements incorporate the financial statements of the company and all its subsidiaries. The equity and net income attributable to minority shareholders are shown separately in the balance sheet and income statement. The results of subsidiaries are included from the effective dates of acquisition and, where applicable, up to the effective dates of disposal. Inter-company transactions and balances are eliminated on consolidation.

Cost of Turnover

Cost of turnover is calculated as the cost of goods sold, including promotional costs.

Export Partnerships

Participation in export partnerships is recorded at the cost of the original participation less subsequent capital receipts received by the partnerships.

Financial Instruments

Financial instruments carried on the balance sheet include cash on hand and cash in bank, investments, loans, participation in export partnerships, receivables, payables and interest bearing debt. These instruments are reflected at cost unless otherwise stated. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item. Derivative financial instruments principally include foreign exchange contracts. These contracts are recognised as foreign currency transactions.

In the instance that the group has a legal right to apply an amount due from a third party against the amount due to a creditor, provided that there is an agreement among the parties that clearly establishes the contractual right of set-off, and the group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously, the related amounts are off set and the net amounts reported.

Property, Plant and Equipment

Property, plant and equipment, including capitalised leased assets are depreciated on a straight-line basis over the periods of their estimated useful lives, at the following rates per annum:

Shopfitting and passenger vehicles	20%
Commercial vehicles	25%
Computers and related equipment	20% – 33%
Capitalised leased assets	20%
Buildings	5%

Land is not depreciated.

Goodwill

Goodwill is written off on a straight-line basis over the period, not exceeding 20 years, during which the company expects to derive economic benefits.

Impairment of Assets

All assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognised against income. The recoverable amount of an asset is the higher of its net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.

Reversal of impairment losses recognised in prior years is recorded when there is an indication that the impairment losses recognised for the asset no longer exist or have decreased. The reversal is recorded in income.

Interest in Subsidiaries

Interest in subsidiaries is stated at cost. In the prior year these investments were stated at attributable net asset value with changes arising on revaluation adjusted directly to a revaluation reserve. (Refer to the Statement of Changes in Equity on page 59).

Inventory

Inventory comprises merchandise for resale and raw materials which are stated at the lower of cost, which approximates the FIFO basis of valuation, and net realisable value.

Lease Agreements

Assets subject to finance lease agreements are capitalised at original cost with the related lease obligation recognised at the same value. Lease agreement payments are allocated using the effective interest rate method between the lease finance cost, which is included in financing costs, and the capital repayment, which reduces the liability to the lessor.

Provisions

A provision is recognised when the group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.



Retirement Benefits

Retirement Fund

Contributions to provide funding to the retirement fund are determined as a percentage of pensionable salaries.

Contributions to the fund are charged to the income statement as incurred.

Medical Aid

Where the company has an obligation to provide post retirement medical aid benefits to employees, the company recognises the cost of these benefits in the year in which the employees render the services.

Share Purchases

Foschini Ltd shares purchased and held by subsidiaries are treated as treasury shares and are presented as a reduction from equity.

Taxation

Current tax comprises taxation payable, calculated on the basis of expected taxable income for the year, using the tax rates enacted at the balance sheet date, and any adjustment of taxation payable for previous years.

Deferred taxation is provided for on the comprehensive allocation basis, to take into account the effect of temporary differences between the tax value of an asset or liability and its balance sheet carrying amount.

Deferred taxation assets are recognised for all deductible temporary differences and assessed losses to the extent that it is probable that taxable profit will be available against which such deductible temporary differences and assessed losses can be utilised.

Secondary taxation on companies is provided in respect of dividend payments, net of dividends received or receivable, and is recognised as a tax charge in the year in which the related divided is declared.

Translation of Foreign Currencies

All foreign liabilities are covered by forward exchange contracts and are translated at the rates of exchange ruling at the balance sheet date. All gains or losses, whether realised or unrealised, are recognised in the income statement in the period in which they occur. Forward exchange contracts are valued using the mark-to-market basis. Where the contracts are designated as cash flow hedges, the mark-to-market adjustment is recognised directly in equity. Where the contracts are designated as fair value hedges, the mark-to-market adjustment is recognised in the income statement.

Turnover

Turnover represents the invoiced value of retail sales, excluding inter-group sales and Value Added Tax.

	2003 Rm	2002 Rm
2. Trading Income		
Trading income has been arrived at after taking account of:		
Auditors' remuneration		
– audit fees	**1,3**	1,2
– fees for other services	**-**	0,4
Lease expenses		
– operating leases on land and buildings and related equipment	**344,0**	312,1
(Loss) profit on sale of fixed assets	**(1,9)**	2,1
Retirement fund expenses	**40,9**	24,8
Interest received	**127,8**	97,5
This comprises interest received on RCS Personal Finance loan debtors.		
Trading expenses		
– depreciation	**(116,8)**	(126,8)
– employee costs	**(601,3)**	(528,2)
– occupancy costs	**(319,9)**	(280,3)
– restraint of trade payments*	**(37,1)**	-
– net other operating costs	**(87,6)**	(120,5)
	(1 162,7)	(1 055,8)

* Restraint of Trade agreements have been entered into with a number of key employees.

	2003 Rm	2002 Rm
3. Taxation		
South African Normal Taxation		
– current year	**148,8**	82,5
– prior year underprovision	**10,2**	3,0
– secondary tax on companies	**4,3**	0,8
Deferred taxation		
– current year	**(13,9)**	(18,2)
– prior year	**(10,2)**	(0,2)
Non-South African Taxation		
– current year	**10,5**	6,8
– withholding tax on dividends	**0,5**	-
– deferred taxation	**(2,0)**	(0,1)
	148,2	74,6

	%	%
Reconciliation of tax rate		
Effective tax rate	**28,9**	26,4
Prior year underprovision	**-**	(1,1)
Exempt income	**3,3**	6,4
Non-deductible expenditure	**(0,9)**	(1,1)
Non-South African tax rate	**(0,4)**	(0,3)
Secondary tax on companies	**(0,9)**	(0,3)
South African statutory rate	**30,0**	30,0

	2003 Rm	2002 Rm
4. Earnings		
Income attributable to ordinary shareholders	**359,5**	199,9
Adjustment for goodwill written off	**5,3**	3,1
Headline earnings	**364,8**	203,0
Weighted average number of ordinary shares in issue	**224 900 234**	230 951 924
Earnings per ordinary share (cents)	**159,8**	86,6
Goodwill written off per ordinary share (cents)	**2,4**	1,3
Headline earnings per ordinary share (cents)	**162,2**	87,9
The calculations of diluted earnings and headline earnings per share are based on the weighted average number of issued ordinary shares as follows:		
Weighted average number of ordinary shares as above	**224 900 234**	230 951 924
Number of shares that would have been issued for no consideration	**3 131 114**	736 751
Weighted average number of ordinary shares used for dilution	**228 031 348**	231 688 675

5. Directors' Remuneration

	Fees R'000	Remuneration R'000	Other benefits ** R'000	Performance bonus * R'000	**Total R'000**	Total R'000
Non-executive						
E Osrin	450,0				**450,0**	400,0
D M Nurek	80,0				**80,0**	70,0
F Abrahams	5,0				**5,0**	–
S E Abrahams	75,0				**75,0**	67,5
L F Bergman	60,0				**60,0**	–
W V Cuba	60,0				**60,0**	55,0
N H Goodwin	60,0				**60,0**	55,0
M Lewis	60,0				**60,0**	60,0
Total	850,0	–	–	–	**850,0**	707,5
Executive						
D M Polak	–	2 032,6	598,2	2 200,0	**4 830,8**	2 477,1
R Stein	–	1 077,9	346,3	1 300,0	**2 724,2**	1 469,4
Total	–	3 110,5	944,5	3 500,0	**7 555,0**	3 946,5
Total remuneration	850,0	3 110,5	944,5	3 500,0	**8 405,0**	4 654,0

*The performance bonus is in respect of the year ended 31 March 2003

**Other benefits include pension fund, medical aid, group life cover, and travel allowance.

Restraint of Trade payments of R6 million and R3,5 million respectively were paid to the executive directors, Messrs D M Polak and R Stein.







	2003	2002
	Rm	Rm

6. Property, Plant and Equipment

	2003 Rm	2002 Rm
Land and buildings		
At cost	**52,5**	52,5
Accumulated depreciation	**39,5**	39,5
Net book value at the end of the year	**13,0**	13,0
Shopfitting, equipment & vehicles		
At cost	**973,1**	878,9
Accumulated depreciation	**700,1**	620,2
Net book value at the end of the year	**273,0**	258,7
Capitalised leased assets		
At cost	**17,5**	18,2
Accumulated depreciation	**17,5**	18,1
Net book value at the end of the year	**-**	0,1
Total		
At cost	**1 043,1**	949,6
Accumulated depreciation	**757,1**	677,8
Net book value at the end of the year	**286,0**	271,8

Analysis of movements

	Land and buildings	Shopfitting, equipment & vehicles	Capitalised leased assets	**Total**	Total
Net book value at the beginning of the year	13,0	258,7	0,1	**271,8**	289,6
Additions	-	137,5	-	**137,5**	112,5
Disposals	-	(6,5)	-	**(6,5)**	(3,5)
Depreciation	-	(116,7)	(0,1)	**(116,8)**	(126,8)
Net book value at the end of the year	13,0	273,0	-	**286,0**	271,8

Registers of the land and buildings are available for inspection at the head office of the company at Parow East.

7. Goodwill

	2003 Rm	2002 Rm
Carrying amount at the beginning of the year		
- cost	**18,6**	18,6
- accumulated amortisation	**(6,2)**	(3,1)
	12,4	15,5
Arising on acquisition	**17,5**	-
Amortisation charge	**(5,3)**	(3,1)
Carrying amount at the end of the year		
- cost	**36,1**	18,6
- accumulated amortisation	**(11,5)**	(6,2)
	24,6	12,4

Goodwill is being amortised over a period of 6 years.

	2003 **Rm**	2002 Rm
8. Preference Share Investment		
Cumulative preference shares, redeemable 1 June 2003, with dividends payable bi-annually on 31 October and 30 April, at a rate linked to prime	**150,0**	150,0

9. Unrecognised Financial Asset

In terms of the group's accounting policy for financial instruments, the group has not recognised the following financial asset:

Foschini Limited purchased a R300 million preference share investment which carries a 12,4% NACSA dividend coupon rate and is redeemable on 13 June 2011. For security of Foschini Limited's preference share investment, the finance company referred to in note 20 has pledged its loan receivable from the subsidiary to Foschini Limited in the event of default in terms of the preference share arrangement. For security of the subsidiary company's loan, Foschini Limited has pledged its preference share investment to the finance company in the event of default in terms of the loan arrangement.

10. Loans	**2003 Rm**	2002 Rm
Housing loans	**15,2**	21,6
Deduct amount to be repaid within one year, included in accounts receivable	**2,0**	2,6
	13,2	19,0
Loan to Share Incentive Trust	**66,7**	73,8
	79,9	92,8

Housing loans made to employees are secured by mortgage bonds, bear interest at a rate of 15,25% per annum, and are repayable over varying periods, not exceeding 20 years. The loan to the Share Incentive Trust is unsecured, interest-free and is repayable on demand.

11. Loan Debtors	**2003 Rm**	2002 Rm
Loans, normally limited to R10 000 per loan, are made to customers at varying rates of interest, are unsecured, and are repayable over periods not exceeding 3 years.	**428,0**	388,0
Deduct amount to be repaid within one year, included in current assets	**310,2**	209,9
	117,8	178,1

12. Participation in Export Partnerships	**2003 Rm**	2002 Rm
Certain subsidiary companies participated in export partnerships, whose business is the export and sale of containers. The partnerships sold these containers in terms of long-term credit arrangements, with repayment terms usually over a 10 to 15 year period. A company listed on the JSE Securities Exchange South Africa has warranted certain important aspects of the subsidiary companies' participation. (Refer note 22.)	**246,4**	260,4

13. Inventory	**2003 Rm**	2002 Rm
Merchandise	**572,3**	567,1
Raw materials	**27,0**	28,0
	599,3	595,1

14. Accounts Receivable	**2003 Rm**	2002 Rm
Trade receivables	**1 425,9**	1 212,7
Other debtors and prepayments	**118,0**	76,1
	1 543,9	1 288,8



			Notes	2003 Rm	2002 Rm
15. Share Capital					
Authorised					
200 000 (2002: 200 000) 6,5% Cumulative Preference Shares of R2 each				**0,4**	0,4
600 000 000 (2002: 600 000 000) Ordinary Shares of 1,25 cents each				**7,5**	7,5
				7,9	7,9
Issued	**2003**	2002			
Ordinary share capital	number of shares				
Ordinary shares of 1,25 cents each					
Total in issue – company and group	**240 498 241**	240 498 241		**3,0**	3,0
Shares purchased by subsidiary	**16 872 827**	14 233 921		**0,2**	0,2
Balance at the end of the year – company	**240 498 241**	240 498 241		**3,0**	3,0
Balance at the end of the year – group	**223 625 414**	226 264 320		**2,8**	2,8
Preference share capital					
200 000 (2002: 200 000) 6,5% Cumulative Preference Shares of R2 each				**0,4**	0,4
Total issued share capital – company				**3,4**	3,4
Total net issued share capital – group				**3,2**	3,2

In terms of a special resolution passed at the annual general meeting of the company on 3 September 2002 shareholders renewed the approval, as a general authority, of the acquisition by the company or any of its subsidiaries, of the issued ordinary shares of the company, not exceeding 20% in the aggregate in any one financial year. The general authority is subject to the Listings Requirements of the JSE Securities Exchange South Africa and the Companies Act No 61 of 1973 of South Africa as amended, and is valid only until the company's next annual general meeting.

As at 31 March 2003 a subsidiary, Foschini Stores (Pty) Ltd, had purchased 16 872 827 (2002: 14 233 921) shares, representing 7,0% (2002: 5,9%) of the company's share capital, as shown above.

Foschini Staff Share Incentive Scheme (1990)	
Options granted, but not exercised at 1 April 2002	**676 996**
Options exercised during the year	**(327 581)**
Options cancelled during the year	**-**
Options granted, but not exercised at 31 March 2003	**349 415**

Options may be exercised during the following financial years:

Year	Average price	
2004	R10,19	**250 567**
2005	-	**-**
2006	-	**-**
2007	R10,23	**98 848**
		349 415





	2003	2002
15. Share Capital (cont.)		
Foschini 1997 Share Option Scheme		
Options exercised, but not paid for at 1 April 2002	**15 583 021**	9 516 764
Options exercised during the year	**-**	6 373 770
Options delivered during the year	**(1 130 533)**	(4 429)
Options cancelled during the year	**(148 447)**	(303 084)
Options exercised, but not paid for at 31 March 2003	**14 304 041**	15 583 021

Options will be paid for during the following financial years:

Year	Average price	
2004	R5,78	**4 594 686**
2005	R5,65	**3 169 913**
2006	R5,88	**2 112 047**
2007	R5,63	**2 329 451**
2008 and thereafter	R5,88	**2 097 944**
		14 304 041

Both schemes are administered by The Foschini Share Incentive Trust, which held 7 086 467 Foschini Ltd shares at 31 March 2003 (2002: 8 544 581 shares).

Directors

At 31 March 2003, the directors were interested in the company's issued shares as follows.

	Shares 000's	Options 000's	Average price per share	Years can be taken up	Total 000's	Total 000's
Non-executive						
E Osrin	75,0	-			**75,0**	70,0
D M Nurek	-	-			**-**	-
S E Abrahams	-	-			**-**	-
L F Bergman	-	-			**-**	-
W V Cuba	-	-			**-**	-
N H Goodwin	21,6	360,9	R8,54	2004 - 2007	**382,5**	382,4
M Lewis (non-beneficial)	18 458,2	-			**18 458,2**	13 721,1
	18 554,8	360,9			**18 915,7**	14 173,5
Executive						
D M Polak	213,7	2 300,0	R5,93	2004 - 2007	**2 513,7**	2 513,7
R Stein	151,6	1 093,2	R5,88	2004 - 2007	**1 244,8**	1 244,8
	365,3	3 393,2			**3 758,5**	3 758,5
Total	18 920,1	3 754,1			**22 674,2**	17 932,0

No material changes have been advised since 31 March 2003.

During the year under review, no shares were issued to directors.

	2003 Rm	2002 Rm
16. Dividend Reserve		
Cash dividends and the related STC charge are accounted for in the period when the dividend is declared.		
A final dividend of 32 (2002: 15,5) cents per share was declared on 29 May 2003 to ordinary shareholders, which will be paid during the course of the new financial year. In terms of AC107 no liability has been raised.	**76,9**	37,3
17. Interest Bearing Debt		
Unsecured Loans		
Bearing interest at the rate of 10,85% per annum and repayable in annual instalments of R266 667 on 31 December of each year	**0,2**	0,5
Total unsecured loans - company	**0,2**	0,5
Fluctuating loans in terms of long-term bank facilities at prevailing interest rates	**347,4**	431,3
Total unsecured loans - group	**347,6**	431,8
Secured Loans		
Lease liabilities in respect of capitalised leased assets	**-**	11,7
Total secured loans - group	**-**	11,7
Total unsecured and secured loans - company	**0,2**	0,5
Total unsecured and secured loans - group	**347,6**	443,5
Amount to be repaid within one year, included in short term loans - company	**0,2**	0,2
Amount to be repaid within one year, included in short term loans - group	**0,2**	11,7
Total interest bearing debt (long term) - company	**-**	0,3
Total interest bearing debt (long term) - group	**347,4**	431,8
18. Deferred Taxation		
At 1 April 2002	**193,4**	211,9
Tax loss	**-**	35,9
Current assets	**(8,1)**	(18,6)
Fixed assets	**4,4**	(6,5)
Restraint of trade	**(8,4)**	-
Export partnerships (refer note 12)	**(14,0)**	(29,4)
Trademarks	**-**	0,1
At 31 March 2003	**167,3**	193,4
Arising as a result of:		
Deferred tax assets		
– Current assets	**(57,7)**	(49,6)
– Fixed assets	**(20,0)**	(24,4)
– Restraint of trade	**(8,4)**	-
	(86,1)	(74,0)
Deferred tax liability		
– Export partnerships (refer note 12)	**253,4**	267,4
Total deferred tax	**167,3**	193,4

19. Provisions

	Post-retirement medical aid	Leave pay	AIDS	Total
	Rm	Rm	Rm	Rm
Balance at 1 April 2002	57,0	16,7	–	73,7
Provisions made during the year	5,4	4,9	5,0	15,3
Balance at 31 March 2003	**62,4**	**21,6**	**5,0**	**89,0**

20. Unrecognised Financial Liability

In terms of the group's accounting policy for financial instruments, the group has not recognised the following financial liability:

A subsidiary entered into a loan arrangement with a finance company in terms of which the subsidiary borrowed R300 million. The loan is repayable over 10 years and interest is payable at 14,6% NACSA. (refer note 9)

	2003	2002
	Rm	Rm
21. Cash Flow		
21.1 *Operating profit before working capital changes*		
Income before taxation	**513,2**	282,8
Adjusted for :		
– interest received	**(127,8)**	(97,5)
– net finance charges	**63,5**	62,6
– depreciation	**116,8**	126,8
– loss (profit) on sale of fixed assets	**1,9**	(2,1)
– goodwill written off	**5,3**	3,1
Operating profit before working capital changes	**572,9**	375,7
21.2 Working capital changes		
– increase in inventory	**(4,2)**	(40,8)
– increase in accounts receivable	**(255,1)**	(87,1)
– increase in accounts payable	**126,5**	99,6
– increase in provisions	**15,3**	16,7
Increase in working capital	**(117,5)**	(11,6)
21.3 Reconciliation of taxation paid		
– amount unpaid at the beginning of the year	**(56,8)**	(67,8)
– current year provision	**(174,2)**	(93,1)
– amount unpaid at the end of the year	**129,7**	56,8
	(101,3)	(104,1)
21.4 Reconciliation of dividend paid		
– dividends declared during the year	**(88,5)**	(48,0)
– dividends paid by subsidiary to outside shareholders	**(1,6)**	–
	(90,1)	(48,0)

21.5 Acquisition of additional interest in subsidiary

The company acquired additional shares in an existing subsidiary, RCS Personal Finance, which is involved in the provision of short and medium term loans and related insurance products to individuals.

Purchase consideration	**24,6**	–
Fair value of net assets	**7,1**	–
Goodwill	**17,5**	–
Cash outflow on acquisition of additional shares	**24,6**	–

21.6 Cash and cash equivalents included in the cash flow statement comprise preference share investment, cash on hand and balances with banks.

22. Financial Instruments

22.1 Foreign currency management

Operating subsidiaries undertake transactions denominated in foreign currencies and hence exposure to exchange rate fluctuations arise. Exchange rate exposure is hedged through the use of forward exchange contracts. Refer to note 26 for details.

22.2 Credit risk management

Credit risk arises on cash equivalents, investments, loans and receivables. The risk on cash equivalents and investments is managed through dealing with well established financial institutions with high credit standing. The risk arising on trade receivables and loans is managed through a stringent group policy on the granting, continual review and monitoring of credit sales and loan advances. Adequate warranties have been obtained to cover the credit risk relating to participation in export partnerships (refer to note 12 for details).

22.3 Cash flow and liquidity risk management

The risk is managed through cash flow forecasts and ensuring that adequate borrowing facilities are maintained. In terms of the articles of association, the group's borrowing powers are unlimited. Utilisation of facilities at the year end were 21%.

22.4 Fair values of financial instruments

At 31 March 2003 the carrying amounts of cash on hand and in bank, trade receivables, trade and other payables approximate their fair values due to their short-term maturities. The fair value of loans and other receivables approximate their carrying value as disclosed on the balance sheet. The fair value of interest bearing debt approximates its disclosed carrying value. The cash flows from the paticipation in export partnerships (note 12), which will be received over the next 10 to 15 years, have not been discounted. For fair presentation purposes, it is noted that any impairment to the participation in export partnerships will result in a corresponding reduction in the related deferred taxation liability and thus there would be no impact on the net cash flow statement and the income statement.

22.5 Interest rate management

The group is exposed to interest rate risk as it both borrows and invests funds. This risk is managed by maintaining an appropriate mix of fixed and floating rate instruments with reputable financial institutions. The effective rates on financial instruments at 31 March 2003 are disclosed in the applicable notes to the financial statements. The terms of maturity are set out below:

	1 year or less Rm	1 year to 5 years Rm	Over 5 years Rm	Non-interest bearing Rm	Total Rm
Assets					
Cash	27,2				27,2
Accounts receivable	1 427,9			116,0	1 543,9
Participation in export partnerships				246,4	246,4
Loans		4,7	8,5	66,7	79,9
Loan debtors	310,2	117,8			428,0
Preference share investment	150,0				150,0
Total financial assets	1 915,3	122,5	8,5	429,1	2 475,4
Liabilities					
Interest bearing debt		347,4			347,4
Short term loans	9,4				9,4
Accounts payable				560,4	560,4
Provisions				89,0	89,0
Total financial liabilities	9,4	347,4	–	649,4	1 006,2
Net financial assets(liabilities)	1 905,9	(224,9)	8,5	(220,3)	1 469,2

23. Related Party Transactions

Transactions between group subsidiaries

During the year, in the ordinary course of business, certain companies within the group entered into arms length transactions. These intra-group transactions have been eliminated on consolidation.

Directors

A number of directors of the company hold positions in other entities, where they may have significant influence over the financial or operating policies of these entities. Accordingly, the following are considered to be such entities:

Director	Entity	Position held in entity
D M Nurek	Investec Bank Ltd	Executive director
	Trencor Ltd	Non-executive director
	Lewis Stores (Pty) Ltd	Non-executive director
S E Abrahams	Investec Bank Ltd	Non-executive director
W V Cuba	S Bacher and Company	Chairman

Transactions between the group and these entities have occurred under terms and conditions that are no more favourable than those entered into with third parties in arms length transactions.

These transactions include:

1. The group has a general banking facility with Investec Bank Ltd.
2. Certain group subsidiaries participate in export partnerships with Trencor Ltd group entities.
3. The group sells membership of a club, offering various benefits, to its customers on behalf of Lewis Stores (Pty) Ltd, from which it derives certain income.
4. The jewellery division sources supplies from S Bacher and Company, a distributor of well known brands of watches.

No loans have been made to directors.

Executive directors are bound by service contracts.

Certain non-executive directors of the group are also non-executive directors of other public companies which transact with the group. Except as disclosed above, the relevant directors do not believe they have significant influence over the financial or operating policies of those companies. Those entities are therefore not disclosed above.

Shares held by directors and their related entities

For details of directors' interests refer to note 15 (Share Capital).







	2003 Rm	2002 Rm
24. Segmental Reporting		
Contribution to income after taxation:		
Retail	**333,3**	186,0
RCS Personal Finance	**31,7**	22,2
Total	**365,0**	208,2
Total segment assets		
Retail	**2 955,5**	2 667,6
RCS Personal Finance	**429,8**	418,5
Total	**3 385,3**	3 086,1
Total segment liabilities		
Retail	**920,7**	859,7
RCS Personal Finance	**382,5**	387,7
Total	**1 303,2**	1 247,4

Segmental reporting has been limited to Retail and RCS Personal Finance as in the opinion of the directors all divisions within the group operate in an established retail market and are therefore considered to be subject to similar risks and rewards. RCS Private Label Cards have not been separately disclosed as this is not considered a material segment.

25. Post Balance Sheet Event

No significant events took place between the end of the financial year under review, and the date of signature of these financial statements.

26. Commitments and Contingent Liabilities

	2003 Rm	2002 Rm
Capital Commitments		
Authorised	-	-

Forward Exchange Commitments

The group had forward exchange contracts in various currencies in respect of future commitments, which do not relate to specific balance sheet items. At 31 March 2003 these amounted to

	Foreign currency	**Rand equivalent** (at forward cover rate)
	000's	R'000
US Dollar	11 114	100 903
Euro	308	2 822
British Pound	37	505
		104 230

	2003 Rm	2002 Rm
Contingent Liabilities	-	-

27. Leases

The group leases most of its trading premises under operating leases.

Leases on trading premises are contracted for periods of between 5 and 10 years, with renewal options for a further 5 years. The lease agreements for certain stores provide for a minimum annual rental payment and additional payments determined on the basis of turnover. Turnover rentals, where applicable, average approximately 4,5% of turnover. Rental escalations vary, but average at a rate of approximately 9% per annum.

At 31 March 2003, future non-cancellable minimum lease rentals are payable during the following financial years:

	2003 Rm
2004	**326,5**
2005 - 2008	**900,9**
thereafter	**415,1**

28. Retirement Benefits

Retirement Fund

The Foschini Group Retirement Fund and Foschini Namibia Retirement Fund, which are governed by the provisions of the Pension Funds Act No. 24 of 1956, are defined contribution plans. They provide comprehensive retirement and associated benefits for members and their dependants. All permanent employees of The Foschini Group are members of the retirement funds.

An actuarial valuation of The Foschini Group Retirement Fund was performed as at 31 December 2000, in which the valuator reported that the fund was in a sound financial position. The next actuarial valuation is due to be performed as at 31 December 2003.

An actuarial valuation of the Foschini Namibia Retirement Fund was completed as at 31 December 2001, in which the valuator reported that the fund was in a healthy position and financially sound. The Trustees have taken a decision to transfer the assets and liabilities of the fund to an umbrella fund in Namibia with effect from 1 January 2003. The statutory requirements to effect this change are currently in progress.

The employer and the members make like contributions in respect of retirement benefits. In addition, the employer covers death and disability benefits, re-insurance and administration and management costs.

Medical Aid

Qualifying retired employees are entitled to medical aid benefits (see note 19).



FOSCHINI LIMITED INCOME STATEMENT

FOR THE YEARS ENDED 31 MARCH

	2003 Rm	2002 Rm
Operating income before interest*	**125,8**	152,1
Interest paid	**0,1**	0,1
Income before taxation	**125,7**	152,0
Taxation – current year	**3,4**	0,9
Income attributable to ordinary shareholders after taxation	**122,3**	151,1
* after taking account of:		
Interest received from subsidiary companies	**-**	1,0
Dividends received – subsidiary companies	**68,3**	110,6
– preference	**53,1**	43,1

STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED 31 MARCH

	2003 Rm	2002 Rm
Equity at the beginning of the year	**3 189,3**	3 415,3
Change in accounting policy*	**-**	(326,6)
Restated equity at the beginning of the year	**3 189,3**	3 088,7
Earnings for the year as previously stated	**122,3**	151,8
Prior year adjustment**	**-**	(0,7)
Earnings for the year restated	**122,3**	151,1
Dividends paid	**(95,0)**	(50,5)
Equity at the end of the year	**3 216,6**	3 189,3

* See Accounting Policies, note 1 – Interest in subsidiaries.

** This relates to directors fees of R0,7m incurred during 2002 erroneously expensed in a subsidiary company.



FOSCHINI LIMITED BALANCE SHEET

AT 31 MARCH

	Notes	2003 Rm	2002 Rm
ASSETS			
Non-current assets			
Investment in preference shares	8	-	150,0
Investment in preference shares	9 & note below	**300,0**	300,0
Interest in subsidiaries	see schedule of subsidiary companies	**2 778,2**	2 758,7
		3 078,2	3 208,7
Current assets			
Investment in preference shares	8	**150,0**	-
Accounts receivable		**6,9**	5,5
Cash		-	0,1
		156,9	5,6
Total assets		**3 235,1**	3 214,3
EQUITY AND LIABILITIES			
Capital and reserves			
Share capital	15	**3,4**	3,4
Share premium		**498,7**	498,7
Dividend reserve	16	**76,9**	37,3
Distributable reserve		**2 637,6**	2 649,9
		3 216,6	3 189,3
Non-current liabilities			
Interest bearing debt	17	-	0,3
		-	0,3
Current liabilities			
Accounts payable		**17,5**	23,7
Taxation		**1,0**	1,0
		18,5	24,7
Total equity and liabilities		**3 235,1**	3 214,3

Note: Cumulative preference shares, redeemable on 13 June 2011, with dividends payable bi-annually on 1 October and 1 April, at a rate of 12,4% NACSA. These shares are pledged as security for loans raised by a subsidiary and set-off has been negotiated.

		2003 Rm	2002 Rm
Guarantee:	The company has guaranteed the overdraft facilities of subsidiary companies. The amounts utilised amounted to	**413,3**	485,5

SUBSIDIARY COMPANIES

BOOK VALUE OF INTEREST

Name of Subsidiary	Notes	Issued Share Capital R	**2003 Cost Rm**	2002 Cost Rm	**2003 Indebtedness Rm**	2002 Indebtedness Rm
Trading Subsidiaries						
Foschini Retail Group (Pty) Ltd	2,3	2	**42,5**	42,5	**2 166,9**	2 288,9
Retail Credit Solutions (Pty) Ltd	2	18 200			**62,4**	50,6
Foschini Services (Pty) Ltd	2	10			**147,3**	146,6
What U Want To Wear (Pty) Ltd	2	66 200	**0,1**	0,1		
Markhams (Pty) Ltd	2	1			**119,7**	–
Fashion Retailers (Pty) Ltd	4	250 006	**0,2**	0,2		
Foschini Finance (Pty) Ltd	2	6			**236,3**	130,0
Foschini Stores (Pty) Ltd	2	1			**–**	96,9
Foschini Botswana (Pty) Ltd	6	636 900	**0,6**	0,6		
Foschini Swaziland (Pty) Ltd	5	2				
Total trading subsidiaries			**43,4**	43,4	**2 732,6**	2 713,0
Other*			**2,6**	2,6	**(0,4)**	(0,3)
Total			**46,0**	46,0	**2 732,2**	2 712,7

Summary	**2003**	2002
Investment in shares at cost	**46,0**	46,0
Net amounts owing by subsidiaries	**2 732,2**	2 712,7
Total interest in subsidiaries	**2 778,2**	2 758,7

Notes:

1. The company owns, directly or indirectly, all the ordinary shares in the subsidiaries listed above.
2. incorporated in South Africa
3. Included is an amount of R42,5 (2002: R42,5) million representing preference shares issued 28 February 2002 – directors' valuation at 31 March 2003: R102,5 (2002: R102,5) million.
4. incorporated in Namibia
5. incorporated in Swaziland
6. incorporated in Botswana

* A schedule of these details is available on request.

FOSCHINI

FOSCHINI LIMITED

NOTICE TO SHAREHOLDERS

Notice is hereby given that the sixty-sixth Annual General Meeting of shareholders of FOSCHINI LIMITED will be held at Stanley Lewis Centre, Voortrekker Road, Parow East on 3 September 2003 at 12h15 for the following purposes:

Ordinary resolution number 1

To receive and adopt the annual financial statements of the company and the group for the year ended 31 March 2003.

Ordinary resolution number 2

To reappoint KPMG Inc. as auditors of the company until the following Annual General Meeting, and to authorise the directors to determine their remuneration for the past year.

Ordinary resolution number 3

To re-elect Mr E Osrin who is retiring by rotation as an independent non-executive director, in accordance with the provisions of the articles of association of the company; Mr Osrin, being eligible, offers himself for re-election as an independent non-executive director.

E Osrin (70) - Chairman

Eliot Osrin has been a non-executive director of Foschini since 1978 and was appointed Chairman in 1998. He is also a director of Allan Gray Property Trust, Atlas Properties Ltd and New Clicks Holdings Ltd. He is a member of the group's Remuneration Committee (Chairman), Audit Committee, Risk Committee and Nominations Committee.

Ordinary resolution number 4

To re-elect Mr D M Nurek who is retiring by rotation as an independent non-executive director, in accordance with the provisions of the articles of association of the company; Mr Nurek, being eligible, offers himself for re-election as an independent non-executive director.

D M Nurek (53) – Deputy Chairman

David Nurek has been a non-executive director of Foschini since 1990. He is also a director of Allan Gray Property Trust, Aspen Pharmacare Ltd, Comparex Holdings Ltd, Distell Group Ltd, Kersaf Investments Ltd, New Clicks Holdings Ltd, Pick 'n Pay Stores Ltd and Trencor Ltd. He is a member of the group's Remuneration Committee, Audit Committee, Risk Committee and Nominations Committee.

Ordinary resolution number 5

To re-elect Mr D M Polak who is retiring by rotation as an executive director, in accordance with the provisions of the articles of association of the company; Mr Polak, being eligible, offers himself for re-election as an executive director

D M Polak (54) – Group Managing Director

Dennis Polak is the Group Managing Director and has been with the group for 34 years. He joined the group in the Jewellery Division and was appointed to the Board in 1996. He was appointed the Group Managing Director in 1998.

Ordinary resolution number 6

To re-elect Prof. F Abrahams who is retiring as an independent non-executive director in accordance with the provisions of the articles of association of the company; Prof. Abrahams was appointed to the board on 3 March 2003 and being eligible, offers herself for re-election as an independent non-executive director

Professor F Abrahams (40)

Fatima Abrahams was previously the Dean of the Faculty of Economic and Management Sciences at the University of the Western Cape. She holds the degree of Doctor of Commerce and is a Director of Transnet, V&A Waterfront and B2B Africa.

Special resolution number 1

"Resolved that, the company hereby approves, as a general approval contemplated in sections 85(2) and 85(3) of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Act"), the acquisition by the company or any of its subsidiaries from time to time of the issued ordinary shares of the company, upon such terms and conditions and in such amounts as the directors of the company may from time to time determine, but subject to the articles of association of the company, the provisions of the Act and the Listings Requirements of the JSE Securities Exchange South Africa ("JSE") as presently constituted and which may be amended from time to time, and provided that:

1. any such acquisition of ordinary shares shall be implemented on the open market on the JSE;

2. this general authority shall only be valid until the company's next annual general meeting, provided that it shall not extend beyond 15 (fifteen) months from the date of passing of this special resolution;

3. a paid press announcement will be published as soon as the company or its subsidiaries has/have acquired ordinary shares constituting, on a cumulative basis, 3% (three percent) of the number of ordinary shares in issue prior to the acquisition pursuant to which the 3% (three percent) threshold is reached, and for each 3% in aggregate of the initial number of ordinary shares acquired thereafter, which announcements shall contain full details of such acquisitions;

4. acquisitions by the company or its subsidiaries of issued ordinary shares in the capital of the company may not in the aggregate exceed in any one financial year 20% (twenty percent) of the company's issued ordinary share capital provided always that acquisitions by the company's subsidiaries may not exceed 10% (ten percent);

5. in determining the price at which the company's ordinary shares are acquired by the company or its subsidiaries in terms of this general authority, the maximum premium at which such ordinary shares may be acquired will be 10% (ten percent) of the weighted average of the market price at which such ordinary shares are traded on the JSE, as determined over the 5 (five) business days immediately preceding the date of repurchase of such ordinary shares by the company or its subsidiaries."

Statement by the board of directors of the company
Pursuant to and in terms of the Listings Requirements of the JSE, the board of directors of the company hereby state:

1. the intention of the directors of the company is to utilise the general authority if at some future date the cash resources of the company are in excess of its requirements. In this regard the directors will take account of, inter alia, an appropriate capitalisation structure for the company, the long-term cash needs of the company, and will ensure that any such utilisation is in the interests of shareholders;

2. in determining the method by which the company intends to repurchase its securities, the maximum number of securities to be repurchased and the date on which such repurchase will take place, the directors of the company will ensure that:

   2.1. the company and the group will be able to pay their debts as they become due in the ordinary course of business for the next 12 months;
   2.2 the assets of the company and the group will be in excess of the liabilities of the company and the group for the next 12 months. For this purpose, the assets and liabilities will be recognised and measured in accordance with the accounting policies used in the latest audited consolidated annual financial statements;
   2.3 the issued share capital and reserves of the company and the group will be adequate for the purposes of the business of the company and the group for the next 12 months; and
   2.4 the working capital available to the company and the group will be sufficient for the group's requirements for the next 12 months.

The board of directors of the company will notify the shareholders of the terms of the repurchase of the company shares by publishing an announcement in the press in accordance with the Listings Requirements of the JSE should the company or its subsidiaries cumulatively repurchase more than 3% of the company's issued share capital.

The board of directors will ensure that its sponsor provides the necessary sponsor letter on the adequacy of the working capital in terms of section 2.14 of the JSE Securities Exchange South Africa Listings Requirements, prior to the commencement of any purchases of Foschini Ltd shares on the open market after the date of the Annual General Meeting of the company on 3 September 2003.

Reason and effect of special resolution number 1
The reason for special resolution number 1 is to grant the company a general authority in terms of the Act for the acquisition by the company or any of its subsidiaries of shares issued by the company, which authority shall be valid until the earlier of the next annual general meeting of the company or the variation or revocation of such general authority by special resolution by any subsequent general meeting of the company, provided that the general authority shall not extend beyond 15 months from the date of this general meeting. The passing and registration of this special resolution will have the effect of authorising the company or any of its subsidiaries to acquire shares issued by the company.

Ordinary resoluti
"Resolved that, any director of the company be and is hereby authorised to do all such things and sign all such documents as may be necessary for or incidental to the implementation of ordinary resolutions 1 to 6 and special resolution number 1 proposed at the meeting convened to consider this resolution."

To transact any other business that may be transacted at an annual general meeting.

General instructions

Members are encouraged to attend, speak and vote at *the annual general meeting.*

If you hold shares in certificated form (i.e. you have not dematerialised your shares) or are registered as an "own name" dematerialised shareholder, then:

- you may attend and vote at this meeting; alternatively
- you may appoint a proxy to represent you at the meeting by completing the attached form of proxy and lodging it with the transfer secretaries of the company at least 24 hours before the time of the meeting.

If you have dematerialised your shares and are not registered as an "own name dematerialised shareholder" (i.e. specifically instructed your Central Security Depository Participant ("CSDP") to hold your shares in your own name on the company's sub-register), then, subject to the custody agreement between yourself and your CSDP or broker:

- *if you wish to attend the meeting you must contact* your CSDP or broker, as the case may be, and obtain the relevant letter of representation from it; alternatively
- if you are unable to attend the meeting but wish to be represented at the meeting, you must contact your CSDP or broker, as the case may be, and furnish it with your voting instructions in respect of the meeting. You should not complete the attached form of proxy.

The instructions must be provided in accordance with the custody agreement between yourself and your CSDP or broker, as the case may be, within the time period required by your CSDP or broker, as the case may be. CSDPs, brokers or their nominees, as the case may be, recorded in the company's sub-register should, when authorised in terms of their mandate or instructed to do so by the owner on behalf of whom they hold dematerialised shares in the company, vote by either appointing a duly authorised representative to attend and vote at the meeting or by completing the attached form of proxy in accordance with the instructions thereon and lodging it with the transfer secretaries of the *company at least 24 hours before the time of the meeting.*
By order of the Board

R Stein
Secretary

29 May 2003

FOSCHINI

FOSCHINI LIMITED

FORM OF PROXY

(for use by holders of ordinary shares)

Incorporated in the Republic of South Africa (Reg. no. 1937/009504/06)

To be returned to The Transfer Secretaries, Computershare Services Limited, 70 Marshall Street, Johannesburg, 2001 (P O Box 61051, Marshalltown, 2107) as soon as possible and not later than 24 hours before the meeting

ANNUAL GENERAL MEETING 3 SEPTEMBER 2003

I/We (full names) ______________________________

of (address) ______________________________

being a member(s) of Foschini Limited and entitled to ______________ votes (ONE PER SHARE HELD)

hereby appoint ______________ or failing him/her ______________

or failing him/her the chairman of the meeting as my/our proxy to act for me/us at the Annual General Meeting of the company to be held at 12h15 on 3 September 2003 at Stanley Lewis Centre, 340 Voortrekker Road, Parow East and at any adjournment thereof as follows:

Insert X in appropriate block				Insert X in appropriate block			
	For	Against	Abstain		For	Against	Abstain
Ordinary resolution No 1				Ordinary resolution No 5			
Ordinary resolution No 2				Ordinary resolution No 6			
Ordinary resolution No 3				Special resolution No 1			
Ordinary resolution No 4				Ordinary resolution No 7			

Signed this ______________ day of ______________ 2003

Signature ______________ Assisted by (where applicable) ______________

Notes

1 Unless otherwise instructed above, a proxy is entitled to vote as he thinks fit.

2 A proxy appointed by a member to attend, speak and vote in his stead need not also be a member of the company.

3 In order to be effective this proxy form, and the power of attorney or other authority (if any) under which it is signed, must be RECEIVED by the Transfer Secretaries of the company, not less than twenty-four (24) hours before the time appointed for the holding of the meeting or any adjournment thereof, as the case may be, at which the proxy proposes to vote.

4 **This proxy form, forming part of the notice to shareholders, is only to be completed by those shareholders who are:**
   - **holding shares in certificated form**
   - **recorded on the sub-register in electronic form in "own name"**

5 **All other beneficial owners who have dematerialised their shares through a CSDP or broker must provide the CSDP or broker with their voting instruction in terms of the custody agreement entered into between the beneficial owner and the CSDP or broker.**

N.B. This proxy is for use by holders of ORDINARY SHARES in FOSCHINI LIMITED



DESIGNED AND PRODUCED BY
INSPIRATION THE CO.
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